    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1999
                                                           REGISTRATION NO. 333-


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM SB-2

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                             EBIZ ENTERPRISES, INC.
                 (Name of Small Business Issuer in Its Charter)

           NEVADA                                3571                          84-1075269
(State or Other Jurisdiction of        (Primary Standard Industrial            (IRS Employer
Incorporation or organization)         Classification Code Number)         Identification No.)

                              15695 NORTH 83RD WAY
                            SCOTTSDALE, ARIZONA 85260
                                 (480) 778-1000
                   (Address and Telephone Number of Principal
               Executive Offices and Principal Place of Business)

     JEFFREY I. RASSAS                              WITH COPIES TO:
  CHIEF EXECUTIVE OFFICER                     THOMAS J. MORGAN, ESQ.
  EBIZ ENTERPRISES, INC.                      QUENTIN D. VAUGHAN, ESQ.
   15695 NORTH 83RD WAY                       LEWIS AND ROCA LLP
 SCOTTSDALE, ARIZONA 85260                    40 NORTH CENTRAL AVENUE
 TELEPHONE: (480) 778-1000                    PHOENIX, ARIZONA 85004-4429
 FACSIMILE: (480) 778-1001                    TELEPHONE: (602) 262-5712
                                              FACSIMILE:  (602) 262-5747

            (Name, Address and Telephone Number of Agent For Service)

Approximate Date of Proposed Sale to the Public: As soon as practicable, from time to time, after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, as amended, check the following box.   /X/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration
statement for the same offering.   / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   / /


If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   / /

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.    / /

                         CALCULATION OF REGISTRATION FEE

  Title of Each Class of                                Proposed Maximum         Proposed Maximum             Amount of
      Security to be             Amount to be            Offering Price              Aggregate              Registration
        Registered                Registered            Per Share(1) (2)      Offering Price (1) (2)             Fee
========================     ==================        =================      ======================      ==============
Common Stock, $.001 par
value                              3,900,000                  $3.50                 $13,650,000                $3,795
------------------------     ------------------         ----------------       ---------------------      --------------

(1) Estimated solely for purposes of calculating the registration fee.

(2) Per share price determined pursuant to Rule 457(c) as of October 20, 1999.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS REFERENCE SHEET

ITEM
NO.           CAPTION IN FORM SB-2                                        CAPTION IN PROSPECTUS
------------  ----------------------------------------------------------  ---------------------------------------------------------
 1.           Front of Registration Statement and Outside Front Cover     Front Cover Page; Front Cover of Prospectus
              of Prospectus

 2.           Inside Front and Outside Back Cover Pages of Prospectus     Inside Front Cover of Prospectus; Outside Book Cover of
                                                                          Prospectus

 3.           Summary of Information and Risk Factors                     Summary; Risk Factors

 4.           Use of Proceeds                                             Use of Proceeds

 5.           Determination of Offering Price                             Plan of Distribution

 6.           Dilution                                                    Not Applicable

 7.           Selling Securityholders                                     Selling Securityholders

 8.           Plan of Distribution                                        Plan of Distribution

 9.           Legal Proceedings                                           The Company - Litigation

10.           Directors, Executive Officers, Promoters and Control        Management
              Persons

11.           Security Ownership of Certain Beneficial Owners and         Principal Shareholders
              Management

12.           Description of Securities                                   Description of Ebiz's Securities

13.           Interest of Named Experts and Counsel                       Not Applicable

14.           Disclosure of Commission Position on Indemnification for    Management-Limitation of Liability and Indemnification
              Securities Act Liabilities                                  Matters

15.           Organization Within Last Five Years                         Certain Transactions


16.           Description of Business                                     Management's Discussion and Analysis of Financial
                                                                          Condition and Results of Operations; The Business

17.           Management's Discussion and Analysis or Plan of Operation   Management's Discussion and Analysis of Financial
                                                                          Condition and Results of Operations

18.           Description of Property                                     The Business-Facilities

19.           Certain Relationships and Related Transactions              Certain Transactions

20.           Market for Common Equity and Related Stockholder Matters    Market for Common Stock

21.           Executive Compensation                                      Management - Executive Compensation

22.           Financial Statements                                        Financial Statements

23.           Changes in and Disagreements with Accountants on            Not Applicable
              Accounting and Financial Disclosure

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED OCTOBER 25, 1999

                             EBIZ ENTERPRISES, INC.

         This offering relates to the possible sale, from time to time, by certain securityholders of Ebiz Enterprises, Inc. ("Ebiz") of shares of our common stock. Ebiz will not receive any of the proceeds from the sale of these shares but will receive certain amounts upon exercise of outstanding warrants.

         Ebiz's common stock is traded on the OTC Bulletin Board under the symbol "EBIZ." On October __, 1999, the last reported sale price of the common stock on the OTC Bulletin Board was $____ per share.

         The shares of common stock described in this prospectus are for resale and are to be or have been issued to certain Ebiz securityholders. The shares offered are being registered due to Ebiz's obligations to these selling securityholders. The selling securityholders may elect to sell all, a portion or none of the shares of common stock described in this prospectus through brokers at the price prevailing at the time of such sales or at other prices as may be negotiated. The selling securityholders will pay regular commissions to brokers effecting sales. The common stock also may be offered in block trades, private transactions or otherwise at prices to be negotiated. All expenses of registration of these shares are being borne by Ebiz, but the selling securityholders will pay any brokerage and other expenses of sale incurred by them.

         SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT THE FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.


         Each selling securityholder and any broker executing selling orders on behalf of a selling securityholder may be deemed to be an "underwriter." Commissions received by any broker may be deemed to be underwriting commissions.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                The date of this Prospectus is ___________, 1999.

                                     SUMMARY

         You should read the following summary together with the more detailed statements appearing elsewhere in this prospectus. References to Ebiz throughout this prospectus may also refer to its predecessors which include Genras, Inc. ("Genras") and Vinculum Incorporated ("Vinculum").

                             EBIZ ENTERPRISES, INC.

         Ebiz develops and operates Internet e-commerce Web sites and designs, manufactures and distributes high-value, low-cost computer systems intended to capture leadership positions within specific, rapidly-growing segments of the computer industry, including the business, small-office/home-office ("SOHO") and value priced consumer markets.

         We target these high-growth markets through an integrated business strategy that brings together virtual communities with content, services and product offerings utilizing our unique Vertical Service Portals ("VSPs"). Our VSPs are Web sites that provide information and services and offer innovative product solutions. Our VSPs provide meaningful content, value-added free services, resources, communication links, training, support and information, combined with commercial products specifically targeted to the needs of that community's interests.

         We distribute our Element-L(TM) and M2 Systems(TM) PC brands, as well as many other vendor's products through our e-commerce VSPs. The Element-L(TM) and M2 Systems(TM) lines are also distributed through authorized resellers such as Onsale.com, egghead.com and Fred Meyer Food Stores. We anticipate distributing our newly developed PIA(TM) line through PlanetPIA.com, a VSP we are developing, as well as other distribution lines. We also distribute third party products including systems, components, peripherals and software from leading industry manufacturers and developers through our VSPs.

         The vision of Ebiz is to "accelerate the alternatives"(TM) in personal and business computing. We are focusing primarily on the benefits and opportunities provided by utilizing the Linux Operating System. Linux is the fastest growing operating system in the world and now accounts for 17% of all server operating systems sold, but only 2.1% of the desktop market.

         We believe we are ideally positioned to develop and deploy our VSPs and branded computer products that will capture a leadership position in the business, SOHO and value priced consumer market. In developing our VSPs, we are focusing on building our brand recognition, increasing customer satisfaction and providing numerous competitive advantages. We believe that virtual Internet firms without true merchant qualities and capabilities, such as conducting their own purchasing, merchandising, order fulfillment, supply-chain management, vendor marketing opportunities and product technical support functions, will not be able to differentiate themselves moving forward in the e-commerce marketplace. Our strategic plan encompasses providing our virtual communities with a comprehensive Internet site, offering relevant content, free services and a quality shopping experience, with expert customer service.

         Our VSPs currently operating and under development include:

          - THELINUXSTORE.COM. Launched in April, 1999, we were the first to develop, launch and operate a Web site to distribute "Everything Linux." This VSP offers the largest selection of Linux compatible technical products and related merchandise, including our Element-L(TM) line of computer systems and servers, components and peripheral hardware, software, documentation apparel and other merchandise. This VSP also contains a significant amount of community-related content, support and free services, including daily Linux news, software downloads, message boards, registry of jobs, people and projects, search engine, database of Linux information, and links to over 5,000 other Linux Internet sites and resources.

          - EBIZMART.COM. Launched in January 1999, EBIZmart.com is believed to be one of the first business-to-business clearinghouse portals for computer liquidation inventory. The site provides a business-to-business auction site, a clearinghouse for surplus merchandise and a liquidation site for inventory purchased and inventoried by Ebiz. Products listed on this site range from computer hardware (including our M2 Systems(TM) branded PCs) and software products to office supplies offered at wholesale pricing direct to the buyer. Services offered include access to MyEtool, our e-commerce site development software, Web hosting, auction development and management, travel services and an e-commerce search engine. The target users for EBIZmart.com are small to medium size businesses, resellers, including value added resellers ("VARs") and systems integrators.

          - PLANETPIA.COM. PlanetPIA.com is anticipated to be launched in conjunction with the release of our new product line, the PIA(TM) (Personal Internet Appliance) and will serve as a VSP for our PIA(TM) customers. This site is anticipated to offer content and services as well as a PIA(TM) line, similar to TheLinuxStore.com concept. PlanetPIA.com will also provide interactive games, education and family resources, free services and other content targeted specifically at the youth (10-17 year-old) market. This site will be the destination point for providing online support and peripheral (add-on) product sales to PIA(TM) customers.

         In support of our e-commerce initiatives, we design, manufacture and distribute three high-value, low-cost computer system brands, each targeting a unique market:

          - ELEMENT-L(TM). Introduced in April 1999, our Element-L(TM) line offers one of the most comprehensive families of Linux-based systems on the market. The product line consists of Linux-based, Internet-ready multimedia desktop and notebook PCs, workstations, servers and high performance Alpha Systems. The entry-level Element-L(TM) "Ion" system is believed to be the lowest priced Linux-based computer system on the market.

          - M2 SYSTEMS (TM). M2 Systems(TM), introduced in April, 1998, was the first Internet-marketed sub-$1,000 Windows-based multimedia PC. These systems, priced from $399-$899, provide an alternative to expensive, brand-name computer systems.

          - PIA(TM). We are developing and preparing to launch (anticipated by year-end 1999), a third product line, the PIA(TM) (Personal Internet Appliance), which targets consumers and cost-conscious institutions (such as schools and libraries) seeking a full-service Internet access device. The PIA(TM) will be a highly-stylized desktop computer that utilizes the Linux operating system. The PIA(TM) is designed to enable users to surf the Web quickly, easily and affordably, exchange e-mail, play games, chat online and do basic computing functions, such as word processing and spreadsheets. Because of the flexibility of the Linux operating system, the software pre-loaded on the PIA(TM) provides compatibility with Microsoft Word, Excel and PowerPoint documents. The targeted retail price is $400, placing the device well within the reach of most consumers and institutions

     Our strategic business objectives are to:

          - Develop comprehensive VSPs that combine product marketing with community interests such as news, resources, links, services and other incentives intended to build customer loyalty and promote repeat visits;

          - Leverage our product development expertise to continue product extensions within our Linux-based Element-L(TM) and PIA(TM) product lines;

          - Generate significant revenue opportunities through product sales as well as through technical support, training opportunities, customer services, Internet advertising, marketing and Web links;

          - Expand sales, marketing, production and distribution of our branded product lines until they are internationally recognized leading PC brands;

          - Become a nationally recognized leader in e-commerce marketing and distribution of computer hardware and software products in the market niches we target.

          Ebiz was incorporated in Nevada in June 1998 as a wholly-owned subsidiary of Vinculum and commenced business operations as a result of a merger of Vinculum into Ebiz in August 1998. Vinculum had acquired the assets and operations of Genras in June 1998. Genras had operations since May 1995. Our administrative offices and warehouse and production facilities are located at 15695 North 83rd Way, Scottsdale, Arizona 85260, and our telephone number is
(480) 778-1000.

                                  THE OFFERING

SECURITIES OFFERED..................        Shares of Ebiz common stock. The
                                            shares registered with this
                                            prospectus include 386,500
                                            outstanding shares of common stock,
                                            947,260(1) shares issuable upon
                                            conversion of an outstanding 9%
                                            Subordinated Convertible Debenture
                                            ("Debenture"), 245,000 shares
                                            issuable upon exercise of a Warrant
                                            to Purchase Common Stock
                                            ("Warrant"), 181,583 shares issuable
                                            upon the conversion of our Series A
                                            10% Convertible Preferred Stock
                                            ("Series A Preferred"), and 10,000
                                            shares issuable upon the exercise of
                                            another outstanding warrant.

COMMON STOCK OUTSTANDING
AFTER OFFERING......................        After the offering, 8,805,040 shares
                                            of common stock will be outstanding,
                                            assuming that the Debenture is
                                            converted into 947,260(1) shares,
                                            the Warrant is exercised in full,
                                            all shares of Series A Preferred are
                                            converted and the other warrant is
                                            exercised.

SYMBOL..............................        EBIZ

(1) The number of shares into which the Debenture is convertible is estimated using a conversion price of $7.4953 per share. The conversion price is subject to decrease which will result in more shares being issued upon conversion of the Debenture and more total shares outstanding. See "DESCRIPTION OF EBIZ'S SECURITIES - Debenture and Warrants" for a description of the conversion rights of the Debenture.

                             SUMMARY FINANCIAL DATA
                      (in thousands except per share data)

         The following summary financial information is derived from our Financial Statements included in this prospectus. This data should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related notes included herein.

                                                         Years Ending June 30,
                                                         1998         1999
                                                         ----         ----
STATEMENT OF OPERATIONS DATA:
-----------------------------
     Net Revenue                                      $  6,825      $ 15,290
     Cost of Sales                                       6,158        14,359
     Gross Profit                                          667           931
     Operating Loss                                       (393)       (1,649)
     Net Loss Attributable to Common
     Shareholders                                         (422)       (1,954)
     Loss Per Share                                       (.08)        (0.29)
     Weighted Average Shares                             5,620         6,821

                                                             June 30,
                                                         1998        1999
                                                         ----        ----
BALANCE SHEET DATA:
-------------------
     Cash and Cash Equivalents                        $   469      $    76
     Current Assets                                     1,165        3,443
     Total Assets                                       1,218        3,917
     Current Liabilities                                  525        2,852
     Convertible Preferred Stock                           --          869
     Accumulated Deficit                                 (172)      (2,126)
     Shareholders' Equity                                 693        1,066

                                  RISK FACTORS

         Investment in the shares offered by this prospectus involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to invest in the shares. If any of the following risks actually occur, our business, results of operations and financial condition could be materially, adversely affected. This could cause the trading price of the common stock to decline and a loss of part or all of any investment in the common stock.

WE HAVE A LIMITED OPERATING HISTORY MAKING IT DIFFICULT TO EVALUATE OUR BUSINESS AND YOUR INVESTMENT.

         We essentially re-engineered our operations through acquisition of Genras' assets and rights to the "CPU MicroMart" name and operations in 1998. We recently shifted our focus away from the Web auction channel, which comprised over 90% of fiscal 1998 revenues, to our current business format. We have also just recently entered the computer manufacturing industry and have limited results of operations from this segment of our business. We have even more recently focused on development of our Element-L(TM) brand of system and are developing our new PIA(TM) brand, each utilizing the Linux operating systems, and are devoting considerable resources to the development of these lines and our TheLinuxStore.com and PlanetPIA.com VSPs.

         We will encounter numerous risks and difficulties encountered by early stage companies in the rapidly developing e-commerce markets as well as risks associated with manufacturing and distributing PC computer systems. We may not be successful in addressing these risks and there can be no assurance that our business strategy will be successful.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES COULD OCCUR.

         For the fiscal years ended June 30, 1998 and 1999, we sustained net losses attributable to common shareholders of approximately $422,000 and $1,954,000, respectively. Future losses are likely to occur. Our independent auditors have noted that our success in obtaining additional capital funding will determine our ability to continue as a going concern. While we have demonstrated the ability to grow revenue, we have yet to generate and maintain sufficient profitability to sustain or grow operations without additional external funding. No assurances can be given that we will be successful in reaching or maintaining profitable operations.

WE DEPEND ON THE EVOLUTION OF E-COMMERCE AND GROWTH OF WEB USERS FOR OUR FUTURE SUCCESS.

         We expect to derive significant revenues from our VSP "virtual stores" and from the sales of our computer systems. This strategy anticipates continued growth in consumer acceptance of on-line shopping and in the demand for our value priced computer systems. While the trend appears to be toward rapid expansion of e-commerce and for increased demand for value priced computer systems, this market has not existed long enough to establish broad acceptance or generate significant revenue. If this market fails to develop or develops more slowly than we anticipate, our anticipated revenues could be adversely affected.

WE WILL BE DEPENDENT UPON CONSUMER ACCEPTANCE OF THE LINUX SYSTEM IN GENERAL AND OUR PC SYSTEMS IN PARTICULAR.

         Our entry into the computer system manufacturing industry is a new line of business in which we have no prior experience. While we believe the prior experience of our management team will allow us to operate in this business, there can be no assurance that we will be successful. Our Element-L(TM) line has just been developed and utilizes the Linux operating system. Acceptance of the Linux system will be critical to the success of this product line and to our PIA product line. Our M2 Systems(TM) line is relatively new and does not have brand recognition to the same extent of most of our competitors. There can be no assurance that our computer systems will meet with consumer acceptance, which could adversely affect our profitability.

WE ARE IN A HIGHLY COMPETITIVE BUSINESS.

         The computer hardware and software distribution business is an intensely competitive industry, and we will face increasing competition in every aspect of this business. E-commerce distribution is relatively new in the industry and is anticipated to attract significantly more competition. We recently entered the PC manufacturing market, which is also highly competitive. We plan to create a growing presence in e-commerce distribution of product categories and will face intense barriers to entry as the business of selling products via the Internet experiences growth. This industry is characterized by rapid technological and consumer preference change, massive capital infusions, and the emergence of a large number of new and well established companies aspiring to control market share in the Internet distribution process. A relatively small number of these companies, including America Online, Yahoo!, MSN, Excite and Lycos, currently control primary and secondary access to a significant percentage of all Internet users and have a competitive advantage in marketing to those users. Other large and established companies, such as major computer manufacturers and distributors, have established relationships with large customer databases and are rapidly expanding into Internet distribution. Substantially all of these companies have financial, technological, promotional and other resources much greater than ours. There can be no assurances that we will be able to compete effectively in these marketplaces. See "THE BUSINESS - Competition."

IF WE ARE NOT ABLE TO ADEQUATELY MANAGE OUR GROWTH AND EXPANSION, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

         We have recently experienced rapid growth in employees, sales, customers and operations. This growth has brought many challenges and placed additional pressure on our already limited resources and infrastructure. No assurances can be given that we will be able to effectively manage this or future growth. Our future growth may place a significant strain on our managerial, operational, financial and other resources. Our success will depend upon our ability to manage growth effectively which will require that we continue to implement and improve our operational, administrative and financial and accounting systems and controls and continue to expand, train and manage our employee base. Our systems, procedures and controls may not be adequate to support operations and we may not be able to achieve the rapid execution necessary to exploit the market for our business model. If we are unable to manage internal or acquisition-based growth effectively, our business, results of operations and financial condition will be materially adversely affected.

WE FACE SIGNIFICANT INVENTORY RISK DUE TO THE NATURE OF OUR INVENTORY AND BECAUSE CONSUMER DEMAND MAY CHANGE RAPIDLY.

         We carry a significant level of inventory, which by its nature may become quickly outdated. While we obtain this inventory at competitive prices, if we are unable to dispose of this inventory for a profit due to a shift in consumer demand or product advances or, if we liquidate this inventory at low margins or below costs, our profitability will be adversely affected. It is also critical to our success that we stock sufficient inventory to meet customer demand for both third party products and our PC systems. Our inability to adequately stock inventory, due to capital constraints or procurement difficulties would adversely affect our operating results both on a quarterly and annual basis.

OUR LIMITED OPERATING HISTORY MAKES FUTURE FORECASTING DIFFICULT.

         As a result of our limited operating history, it is difficult to accurately forecast our net sales and we have limited meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales, and our expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net losses in a given quarter to be greater than expected.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND DIFFICULT TO PREDICT.

         As a result of our limited operating history, rapid growth and change in business focus, and because of the emerging nature of the markets in which we compete, our historical financial data is of limited value in planning future operating expenses. Our expense levels will be based in part on expectations concerning future revenues. Our revenue is derived primarily from product sales, which are difficult to forecast accurately. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. A significant shortfall in demand for our products could have an immediate and material adverse effect on our business, results of operations and financial condition. Our business development and marketing expenses may increase significantly as we expand our operations. To the extent that such expenses precede or are not rapidly followed by increased revenue, our business, results of operations and financial condition may be materially adversely affected.

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

          -    the level of demand for our products;

          -    the level of demand for conventional and e-commerce marketing;

          - the introduction of new products or services by us or our competitors;

          - our ability to attract and retain personnel with the necessary strategic, technical and creative skills required for effective operations;

          -    the amount and timing of expenditures by customers;

          -    customer budgetary cycles;

          - the amount and timing of capital expenditures and other costs relating to the expansion of operations;

          - our success in finding and acquiring suitable acquisition candidates;

          -    pricing changes in the industry;

          -    technical difficulties with respect to the use of the Internet;

          -    economic conditions specific to Internet technology usage;

          - government regulation and legal developments regarding the use of the Internet; and

          -    general economic conditions.

         As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on our quarterly results. We may also experience seasonality in our business in the future, resulting in diminished revenues as a consequence of decreased demand during certain periods of the year. Due to all of these factors, our operating results may fall below the expectations of securities analysts and investors in any future quarter. In such event, the trading price of our common stock will likely be materially and adversely affected.

CAPITAL CONSTRAINTS MAY AFFECT OUR RESOURCES.

         Since inception we have funded operations with debt and equity capital. Our ability to operate profitably under our current business plan is largely contingent upon success in obtaining additional sources of debt and equity capital. There can be no assurance that sources of capital will be available on satisfactory terms or at all. Under the terms of the Debenture and related agreements, we are able to access limited capital upon conversions of the Debenture into common stock. However, the timing of the access to or amount of this capital is not assured because the Debenture is convertible solely at the discretion of the holder of the Debenture. Without additional capital we may not be able to fully implement our business, operating and development plans. No assurance can be given that any such financing, if obtained, will be adequate to meet our ultimate capital needs. If adequate capital can not be obtained or obtained on satisfactory terms, our operations could be negatively impacted.

OUR NET SALES WOULD BE HARMED IF OUR ONLINE SECURITY MEASURES FAIL.

         Our relationship with our customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales and results of operations would be harmed. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information.

         Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot give assurance that we can prevent all security breaches.

OUR NET SALES WOULD BE HARMED IF WE EXPERIENCE SIGNIFICANT CREDIT CARD FRAUD.

         A failure to adequately control fraudulent credit card transactions would harm our net sales and results of operations because we do not carry insurance against this risk.

WE HAVE HAD DIFFICULTY IN COLLECTING SOME ACCOUNTS RECEIVABLE.

         Our greatest difficulty in collections have historically been from the auction Web site organizations. While we have reduced this line of distribution, gained significant expertise in dealing with Internet distribution and collection issues and instituted new credit review and approval procedures, no assurances can be given that future unexpected problems and collection risks will not develop from these and other customers which could materially adversely affect our profitability.

WE HAVE RISKS ASSOCIATED WITH MANUFACTURING COMPUTER SYSTEMS.

         We are increasingly generating revenues from manufacturing our own brand of computers. This activity creates a wide variety of risks associated with manufacturing, including but not limited to defects and warranty costs exceeding expectations. Also, customer service and technical support requirements could exceed expectations and have severe adverse effects on operations. No assurances can be given that we will be able to handle production and quality control issues as we increase manufacturing activity. While we perform a substantial amount of pre-delivery testing of our systems and believe we have a lower than industry average return of our manufactured products, we may experience significant returns in the future that could adversely affect our profitability.

WE RELY ON SUPPLIERS OF COMPUTER COMPONENTS IN OUR MANUFACTURING.

        We purchase components utilized in our computer manufacturing operations from various suppliers. If we are unable to obtain sufficient quantities of components our net sales would be adversely affected. We are also subject to risks of fluctuations in our component prices. If prices charged by our vendors escalate, our cost of goods sold and net income would be adversely affected.

INTELLECTUAL PROPERTY CLAIMS COULD BE EXPENSIVE AND RESULT IN LOSS OF RIGHTS.

         We deal in technically complex products and multi-layered supply and distribution sources. We have limited proprietary property, and are relying heavily on copyright, trademark, trade secret, nondisclosure and confidentiality measures to protect these limited rights. Such protections may not preclude competitors from developing similar technologies or services competitive with ours. While we do not believe that any of our proprietary property infringes on proprietary rights of third parties, no assurance can be given that infringement claims may not be asserted. Litigation resulting from assertion of our rights or from defense of a third party claim could be expensive and adversely affect our operations even if we were ultimately successful. There is no assurance that we will have sufficient resources to sustain or defend protracted legal actions related to our proprietary rights.

THE COMPUTER PRODUCT SALES INDUSTRY IS SUBJECT TO RAPID CHANGE.

         The computer industry is characterized by rapid change, frequent new product introductions, changing customer demands, evolving standards, and many other uncontrollable and unforeseeable trends and changes. Our future success will greatly depend upon our ability to timely and effectively address changes in this industry. No assurances can be given that we will be able to effectively deal with these changes which could have a materially adverse effect on our operations.

WE MAY BE ADVERSELY AFFECTED IF OUR PRODUCTS, SOFTWARE AND TECHNOLOGY ARE NOT YEAR 2000 COMPLIANT.

         We have taken steps to ensure that we will not be adversely affected by the Year 2000 equipment and software failures that may arise in software applications and equipment with embedded logic where two-year digits are used to define the applicable year. A review has been conducted in all of our computer hardware, software and equipment with embedded logic to identify those areas. The vendors for our software packages have indicated that our software is Year 2000 compliant. We do not believe the cost of any necessary upgrades will be material. Contingency plans are being developed in the event that systems fail. We have also communicated with our material suppliers, service providers and customers regarding their compliance with Year 2000 requirements. As a result of such inquiries, no significant deficiencies have been identified. We will continue to monitor these third parties for Year 2000 compliance. There can be no assurance that all non-complying equipment and software will be identified and upgraded on a timely basis. In addition, there can be no assurance that our customers and suppliers will not be adversely affected by their own Year 2000 issues, which may indirectly adversely affect our business.

IN THE PAST, WE HAVE RELIED UPON A LIMITED NUMBER OF CUSTOMERS AND THE LOSS OF A MAJOR CUSTOMER COULD ADVERSELY AFFECT OUR REVENUE.

         We have historically had a concentration of both customers and suppliers. In fiscal years 1997 and 1998 two customers represented over 50% of our sales. In the first quarter of 1999, one customer represented over 50% of our sales and in the second quarter a different customer accounted for approximately 35% of our sales in that quarter. This condition may continue or re-occur in the future, exposing our operations to material adverse consequences should disruptions or problems be encountered with a major customer or supplier.

ACQUISITIONS COULD RESULT IN RISKS TO OUR OPERATIONS.

         We have been approached by entities that have proposed acquiring our operations and by entities desiring to sell businesses to us. One or more mergers or acquisitions may occur in the future which could have material adverse consequences to our operations or to our stock value. A component of our future growth strategy is possible acquisition of other companies that meet our criteria for strategic fit, geographic location, revenues, profitability, growth potential and operating strategy. Successful implementation of this strategy depends on our ability to identify suitable acquisition candidates, acquire such companies on acceptable terms and integrate their operations successfully with ours. Moreover, in pursuing acquisition opportunities we may compete with other companies with similar growth strategies, certain of which may be larger and have financial and other resources greater than ours. Competition for acquisition targets likely could also result in increased prices of acquisition targets and a diminished pool of companies available for acquisition.

         Acquisitions also involve a number of other risks, including adverse effects on reported operating results from increases in goodwill amortization, the risks of acquiring undisclosed or undesired liabilities, acquired in-process technology, stock compensation expense and increased compensation expense resulting from newly hired employees, the diversion of management attention, potential disputes with the seller of one or more acquired entities and the possible failure to retain key acquired personnel. Any acquired entity or assets could significantly under-perform relative to our expectations. Our ability to meet these challenges has not been established.

THE LOSS OF SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL COULD HARM OUR OPERATIONS.

         While no assurances can be given that our current management resources will enable Ebiz to succeed as planned, a loss of one or more of our current officers or key employees could severely and negatively impact our operations. We do not have employment contracts with any of our key employees. No assurances can be given that we will not suffer the loss of key human resources for one reason or another.

         Our future success also depends on our continuing ability to attract, retain and motivate highly skilled employees. Competition for employees in the industry is intense. We may be unable to retain our key employees or to attract, assimilate or retain other highly qualified employees in the future. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business and we may experience similar difficulties in the future.

WE MAY SEPARATE OUR OPERATIONS IN THE FUTURE.

         We have organized a wholly owned subsidiary, PIA, Inc., and may transfer our PC manufacturing and marketing operations to this entity. We believe that the organization of PIA will be a strategic move to bifurcate and more clearly define our two areas of focus, e-commerce marketing of third party products, and value price PC system manufacturing and distribution. We intend to explore possibilities of capital raising through PIA directly. These efforts may lead to PIA being owned by us with other shareholders, which would result in indirect dilution of ownership of PIA by our shareholders. While we believe bifurcation and eventual separation of our two areas of focus may be in the best interest of our company and its shareholders, this strategy involves risks including potential diversion of management resources, conflicts of interest with the business relationship between the entities and increased costs of operations as the two entities separate their operations. No assurance can be given that separation of these operations will ultimately enhance the total probability or value of Ebiz.

FAILURE TO OBTAIN ADEQUATE INSURANCE COVERAGE COULD ADVERSELY AFFECT OUR
BUSINESS.

         We anticipate the need to procure additional insurance coverage related to product liability, officer and directors liability, key man insurance and other risks currently not adequately covered. Failure to timely receive additional insurance coverage could have an adverse effect on our business.

EXISTING MANAGEMENT EXERCISES SIGNIFICANT CONTROL OVER EBIZ.

         Control of Ebiz is concentrated within a small number of stockholders, who compromise our executive management. Such management, when acting in concert, can elect or otherwise designate all members of our Board of Directors. As a practical matter, current management will continue to control Ebiz into the foreseeable future. See "MANAGEMENT" and "PRINCIPAL SHAREHOLDER."

OUR STOCK MAY BE DELISTED FROM THE OTC BULLETIN BOARD.

         Our common stock is currently traded on the OTC Bulletin Board under the symbol "EBIZ." Our common stock is subject to delisting on November 4, 1999 if our Form 10-SB which we filed on October 19, 1999 has not been declared effective by such date. In this event, we would anticipate that our common stock would be traded in the "pink sheets" and relisted on the OTC Bulletin Board after the Form 10-SB becomes effective.

THE CONVERSION PRICE OF THE DEBENTURE IS NOT FIXED.

         The conversion price of the Debenture is at the lesser of (a) $7.4953 or (b) the average of the three lowest closing bid prices of Ebiz's common stock for the 15 consecutive trading days immediately preceding the holders election to convert. However, if the closing bid price of the stock is less than $7.4953 at any time during the five trading days preceding the date any portion of the Debenture is convertible, Ebiz has the right to redeem for cash such conversion amount at a premium ranging from 105% to 108%. See "DESCRIPTION OF EBIZ'S SECURITIES - Debenture and Warrant." We believe that the right to redeem the Debenture for cash will allow Ebiz to prevent excessive dilution of its shares through issuance of shares at prices we do not believe to be adequate. While we intend to exercise the redemption for cash feature as deemed appropriate to prevent what we consider to be excessive dilution, there is no assurance that Ebiz will have sufficient cash reserves to redeem the Debenture at any given time of conversion or at all.

OUR COMMON STOCK MAY BE SUBJECT TO PRICE VOLATILITY.

         Our common stock is currently traded on the OTC Bulletin Board under the symbol "EBIZ." The stock market in general and stocks of small-cap companies such as Ebiz, in particular have experienced volatility which often have been unrelated to results of operations. Our stock is thinly traded. Any broker/dealer that makes a market in our stock or other person that buys or sells our stock could have a significant influence over its price at any given time. There can be no assurance that the market in our common stock will be sustained. As a result, holders of our common stock may be unable to readily sell the stock they hold or may not be able to sell such stock at all.

FUTURE SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK TO DECLINE IN PRICE.

         The sale of a substantial number of shares of our common stock under this offering, or the perception of such sales could make it more difficult for Ebiz to sell equity or equity related securities in the future at a time and price we deem appropriate. After this offering is completed, 8,805,040 shares of our common stock will be outstanding, assuming the Debenture is converted into a total of 947,260 shares and a total of 947,260 shares are sold in this offering. If our stock price decreases to less than $7.4953 in any 15 day period prior to a conversion of the Debenture, more shares may be issuable resulting in more shares being outstanding. All shares registered in this offering will be freely tradable. It is anticipated that shares registered under this offering will be sold over a period of up to two years. In addition to the shares to be sold under this offering, Ebiz has outstanding 3,662,424 shares of "restricted securities" held by the officers and directors of Ebiz and 2,079,617 held by others. A significant portion, if not all, of the shares held by persons other than the officers and directors are currently, or will be by July 4, 2000, available for sale under Rule 144(k). Under Rule 144(k), restricted securities may be sold by non-affiliates of Ebiz without restrictions on volume limits. A significant amount of common stock coming on the market at any given time could result in the price of such stock to decline and to be highly volatile. See "SHARES ELIGIBLE FOR FUTURE SALE."

                                 DIVIDEND POLICY

         Holders of our common stock are entitled to receive dividends, if any, on a per share held basis as declared by our Board of Directors. We have never declared or paid a dividend on our common stock and we do not intend to pay dividends in the foreseeable future. We are required to accrue a 10% ($10 per share) cumulative annual dividend for each share of Series A Preferred outstanding. This dividend is payable as and when declared by our Board of Directors before payment of any dividends on common stock may be made. Dividends on the shares of Series A Preferred may be payable in whole or in part, at our discretion, in cash or in-kind with our common stock.

                             MARKET FOR COMMON STOCK

         Our common stock is traded on the OTC Bulletin Board under the symbol "EBIZ," but is subject to being delisted if our Form 10-SB as filed on October 19, 1999 has not been declared effective by November 3, 1999. The following table sets forth the high and low bid prices for Ebiz's common stock as reported by the OTC Bulletin Board in the periods indicated. The quotations set forth below reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not reflect actual transactions. Ebiz commenced its current line of business in June 1998 with the acquisition of Genras. The stock prices for periods before June 1998 are of our predecessor, Vinculum, which had no business operations during these periods.


Fiscal 1997                                            High        Low
-----------                                            ----        ---
     First Quarter ended September 30, 1996           $6.2500    $1.2500
     Second Quarter ended December 31, 1996            5.0000     5.0000
     Third Quarter ended March 31, 1997                5.0000     5.0000
     Fourth Quarter ended June 30, 1997                5.0000     0.6250

Fiscal 1998                                            High        Low
-----------                                            ----        ---
     First Quarter ended September 30, 1997           $3.5000    $0.1000
     Second Quarter ended December 31, 1997            2.5000     0.1000
     Third Quarter ended March 31, 1998                3.1250     0.3125
     Fourth Quarter ended June 30, 1998                3.4375     0.3125

Fiscal 1999                                            High        Low
-----------                                            ----        ---
     First Quarter ended September 30, 1998          $ 2.1250    $0.7500
     Second Quarter ended December 31, 1998           11.6250     0.5000
     Third Quarter ended March 31, 1999               10.5000     4.5000
     Fourth Quarter ended June 30, 1999                9.9375     3.3125

         As of September 30, 1999, there were an estimated 700 beneficial owners of Ebiz's common stock.

                                 USE OF PROCEEDS

         Ebiz will not receive any proceeds from the sale of the common stock in this offering but may receive up to $1,785,990 upon the exercise of warrants if all warrants are exercised. There can be no assurance that any warrants will be exercised. Ebiz utilized the proceeds from the sale of the Debenture and the Series A Preferred for debt repayment, general corporate and working capital purposes and expects to utilize the proceeds, if any, from exercise of the warrants for general corporate and working capital purposes.

                             SELLING SECURITYHOLDERS

         This prospectus relates to the proposed resale by the selling securityholders of 386,500 shares of outstanding common stock, up to 181,583 shares to be issued upon conversion of our outstanding Series A Preferred, at least 947,260 shares to be issued upon conversion of the Debenture, up to 245,000 shares to be issued upon exercise of the Warrant and 10,000 shares to be issued upon exercise of another outstanding warrant. The following tables set forth as of the date of this prospectus certain information concerning the persons for whom Ebiz is registering the shares for resale to the public.

COMMON STOCK

         The outstanding shares of common stock of Ebiz being registered for resale are held by the following persons:

                    Security Holder                          Shares Registered
                    ---------------                          -----------------
                    Aztore Holdings, Inc.(1)                       50,000
                    Houlihan Smith & Company, Inc. (2)             57,500
                    Parcel 14, LLC                                129,000
                    Scott Bishins                                 120,000
                    Lawrence A. Underwood                          30,000

     (1) Aztore is a substantial shareholder of Ebiz and the president of Aztore, Michael S. Williams, served as a director of Ebiz until July, 1999. Assuming all shares registered are sold by Aztore, it would hold 341,700 shares or 3.88% of the outstanding shares after the offering, assuming a total of 8,805,040 shares are then outstanding.

     (2) The only other securities held by this securityholder known to Ebiz is a warrant to purchase 10,000 shares at $3.00 per share.

SERIES A PREFERRED

         The holders of the Series A Preferred and the number of shares of common stock registered on behalf of these securityholders upon conversion are as follows:

Security Holder                                            Shares Registered
---------------                                            -----------------
Outback Investments Ltd.                                          5,000
Steve and Celina Calderon, JTWROS                                 1,000
Joseph A. Rodriguez                                               1,667
Ann E. Randt                                                      1,667
Vladimir A. Gasic                                                 1,667
Douglas and Pauline Hecker, JTWROS                                1,000
Douglas and Patricia Bruhn, JTWROS                                8,333
Rodgers Charitable Remainder Trust                               16,667
Meyer Charitable Remainder Trust                                 16,667
James Minder and Susan Davis Family Trust                         1,667
Kochert-Okun Dentistry PC EPP                                     8,333
Sawyer Family Trust                                               4,167
Magary Family Trust                                               3,000
Leonard Small                                                     1,667
Paul Winer                                                       12,500
James A. Turner                                                     833
Grant Family Trust                                                3,333

Security Holder                                            Shares Registered
---------------                                            -----------------
LVAH, Inc. SRPSP                                                  4,167
Okun Family Trust                                                 1,000
M. Susan Olson Revocable Trust                                    2,000
J.A. and Beverly Schweikert JTWROS                                4,167
Woodstock Trust                                                   2,500
Michael Buekers                                                   5,000
Pathology Associates MPPP fbo Charles Evans, M.D.                 4,167
Ronald and Gladene Clarke JTWROS                                    417
Stephen McBride                                                     833
Dean Purdy                                                        1,667
Andrie                                                            1,000
Lana Dee Master Revocable Trust                                   3,333
John Sterzinar                                                    1,667
Tempe Family Practice                                             4,167
Dennis Kilpatrick and Gay Kilpatrick                              3,333
Susan McNamara                                                    1,000
Richard Barrett                                                   1,000
Luca and Rose Aprea, JTWROS                                       1,667
Alan Hoffman and Barbara Wiggin, CP                               1,000
Alston Revocable Family Trust                                     4,167
Dar-C RPSP                                                        3,333
Robert Ciancola and Veronica Ciancola                             1,667
Thomas Klein                                                      1,667
Kochert Family Trust                                              8,333
Leslie Fish and Maria Fish JTWROS                                 4,167
Neal Gimbel, M.D., P.C. MPPP                                      5,000
Dwayne Steinle and BettySteinle JTWROS                            3,333
R&M Enterprises LP                                                4,167
First Trust Custodian Louis Cowart IRA                            8,333
Tony Palumbo, Ltd. DBPP                                           4,167

         We are unaware of any of the above securityholders holding more than 1% of the outstanding Ebiz shares.

DEBENTURE AND WARRANT

          The Debenture and Warrant is held by JEM Ventures EBIZ, LLC.

OTHER WARRANT

         Houlihan Smith & Company, Inc. holds a warrant to purchase 10,000 shares of common stock which are being registered for resale upon exercise of the warrant.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion provides information that we believe is relevant to an assessment and understanding of Ebiz's results of operations and financial condition for the fiscal years ended June 30, 1999, 1998 and 1997. The following discussion should be read in conjunction with the Financial Statements and related notes. See "Financial Statements." The following discussion as well as sections of the discussions elsewhere in this prospectus, and "the Factors Affecting Future Performance," and "Description of The Business" sections, contain forward-looking statements. While we believe that the forward-looking statements contained in Form 10-SB are reasonable and are based on assumptions which we believe are reasonable, our actual results may differ significantly from those anticipated. Factors that might cause future results to differ materially from those projected in forward-looking statements include, but are not limited to, those discussed in "ITEM 1. DESCRIPTION OF THE BUSINESS -- FACTORS AFFECTING FUTURE PERFORMANCE" and elsewhere in this Form 10-SB.

BACKGROUND

Our predecessor, Genras, was incorporated in Arizona in May 1995. On June 1, 1998, Vinculum, a non-operating company with an estimated 700 shareholders, acquired all the operating assets and liabilities of Genras for 5,000,000 shares of Vinculum common stock. Vinculum was incorporated in Colorado in May, 1984 as VDG Capital Corporation and changed its name to Vinculum Incorporated in December, 1994. Vinculum filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in August, 1991 and was discharged when its plan of reorganization was approved in July, 1994. Immediately following the acquisition of the Genras assets, the former Genras stockholders held approximately 87% of the outstanding shares of Vinculum's common stock. For financial accounting purposes, the acquisition was treated as a recapitalization with Genras as the acquirer. In June 1998, Ebiz was incorporated as a Nevada corporation and a wholly owed subsidiary of Vinculum. In August 1998 Vinculum merged into Ebiz, which was the surviving entity. All information below prior to June 1998 reflects the operations of Ebiz's predecessor, Genras.

         Ebiz is an early stage operating company with limited operating history in its current business line upon which an evaluation of its prospects can be based. Until September of 1998 our Internet sales orders were generated from third party "virtual store" Web sites such as Zauction.com and OnSale.com where e-commerce shoppers purchased listed products on-line and orders were electronically transmitted to us daily. We then directly shipped to their customers nationwide.

         In September 1998 we launched our own Internet e-commerce Web site, cpumicromart.com, and deployed our own sales staff to generate sales directly and through third party resellers. In January 1999 we launched another e-commerce VSP site, EBIZmart.com, which we believe was the first business-to-business e-commerce clearinghouse portal creating a centralized procurement location for large quantity liquidation of surplus products. In April 1998 we began manufacturing our own "white box" PC systems under the brand name of M(2) Systems(TM) In April 1999 we began manufacturing a second brand of PCs, Element-L(TM), which features the Linux operating system. Also in April, 1999, we launched a new type of Internet e-commerce Web site, our VSP or Vertical Service Portal, TheLinuxStore.com which provides services and content as well as products to a vertically targeted market.

         Our objective is to become a leader in e-commerce marketing, merchandising and distribution of specialized products to fast growing vertical markets, as well as a nationally recognized manufacturer of value priced computer products. We anticipate the continued expansion of production and distribution of our Element-L(TM) and M2 Systems(TM) brands as well as our to be released PIA(TM) brand line. We believe our major competitive advantages include our proven customer databases, the depth and expertise of our management team and our internal programming and Web development staff. We expect to utilize these strengths with our extensive contacts and expertise in computer component and surplus merchandise procurement and in e-commerce development, distribution and marketing.

RESULTS OF OPERATIONS

         Year Ended June 30, 1999 Compared to Year Ended June 30, 1998. Net revenue was $15,290,202 for the year ended June 30, 1999 compared to $6,824,967 for the year ended June 30, 1998. The $8,465,235 increase, approximately 124% over the prior year, was due to the introduction of our Element-L(TM) and the growth in sales of our M2Systems(TM) brands, the opening of our VSPs and the development of our own sales force.

         During fiscal 1999, we were able to substantially broaden our distribution base and strategically position the company in the e-commerce market with the launching of our VSP sites, EBIZmart.com and TheLinuxStore.com. We have de-emphasized sales through third party auction Web sites, and increased our sales directly to consumers, businesses and institutions through our own sites. In addition, we developed our own sales capabilities to generate substantial sales volume for M2Systems(TM) and Element-L(TM) directly to corporate customers and through selected value added resellers, retailers and major e-commerce Web sites such as egghead.com. The cost of sales was $14,358,772 in 1999 compared to $6,157,794 in 1998. The increased sales volume was the primary reason for the increase. Gross profit margins decreased from 9.8% to 6.1% due to the wind down of the auction business during the first quarter of 1999 and the ramp-up costs associated with the tripling of system manufacturing during the second half of 1999.

         Selling, General and Administrative expense was $2,512,415 for fiscal 1999, an increase of $1,830,845 from 1998. This increase was due to the building of our information technology, sales, marketing and administrative infrastructure and the related expenses required to begin implementing the company's strategies.

         The preceding operational factors resulted in a net loss of $1,877,124 for the fiscal year ending June 30, 1999 as compared to a net loss of $422,457 for the year ended June 30, 1998.

         Years Ended June 30, 1998 Compared to Year Ended June 30, 1997. Net revenues were $6,824,967 for the year ended June 30, 1998 compared to $4,454,764 for the year ended June 30, 1997. The $2,370,203 increase, approximately 53% over the prior year, was principally attributable to an acceleration of the Internet auction revenue originated through the third party Web sites of Zauction.com and OnSale.com. Substantially all of our sales in fiscal year 1998 were generated by small quantity direct ship activity to Internet auction customers, while substantially all of our sales in fiscal year 1997 were derived through bulk sales of computer component products.

         Prior to establishing warehouse operations in July 1998, the majority of our shipments in fiscal 1998 were related to the fulfillment of Internet orders. Until September of 1998, all Internet orders were generated on third party Web sites such as Zauction.com, OnSale.com and Sandbox.net, where e-commerce shoppers purchased our products. The orders were electronically transmitted daily, and we directly shipped the ordered products to e-commerce shoppers nationwide. An increasing percentage of total sales in fiscal 1999 are generated directly through our on-line "computer store" Web sites to end users, as well as through our growing number of authorized resellers. Cost of sales was $6,157,794 for the year ended June 1998 compared to $3,925,285 for the year ended June 30, 1997. The increase in sales was attributable to higher sales activity while gross margins decreased from 11.9% to 9.8% due to an emphasis on auction sites which produced lower margins.

         Selling and marketing expenses were minimal in both fiscal years as we desired to conserve our working capital. We expect selling and marketing expenses to increase substantially in the future as we secure additional financial resources.

         Research and development expenses approximated $100,000 in fiscal year 1998 compared to minimal expenses for the prior period. The costs to prototype our Web site and Web site tools are expensed as incurred.

         Acquisition advisory fees and costs of our capital raising efforts approximated $373,000 in fiscal year 1998. These expenses were associated with our emerging as a publicly traded entity in June 1998 after the reverse acquisition of Vinculum and were principally comprised of an advisory fee. All associated costs of this transaction were incurred during fiscal year 1998.

         As a result of the factors described above, we experienced an operating loss of $393,295 for the fiscal year ended June 30, 1998 as compared to operating income of $156,473 in fiscal year 1997. Net income was $251,767 in fiscal 1997 compared to a loss of $422,457 for fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES.

         At June 30, 1999, the Company had cash and cash equivalents of approximately $76,000, representing a decrease of approximately $393,000 from approximately $469,000 at June 30, 1998. The decrease is primarily the result of the Company's net loss and the growth of accounts receivable and inventory.

         The Company's net cash used in operating activities was approximately $2,940,000 for fiscal 1999 and approximately $9,300 for fiscal 1998. In fiscal 1999, the cash was used for the selling, general and administrative expenses and increased inventory and accounts receivable that were the result of substantially higher sales and the implementation of the Company's strategic programs. In fiscal 1998, the net cash used in operating activities was primarily for increased inventory.

         The net cash used in the Company's investing activities was $473,000 and $58,000 for fiscal 1999 and 1998, respectively. In fiscal 1999, these activities included the acquisition and development of software and equipment for the Company's Web sites and administrative activities. In fiscal 1998, investing activities were primarily for equipment to support operations.

         From inception until the transaction with Vinculum, our predecessor financed its operations almost entirely from internally generated working capital. Concurrent with the Vinculum transaction, we obtained our first significant equity capital of approximately $450,000, net of financing costs, due to the exercise of previously issued Vinculum warrants. This equity capital, obtained in June 1998, was primarily deployed during the quarter ended September 30, 1998 to pay the expenses of moving into our new facility, building our manufacturing, technology and sales infrastructure and financing the net loss from activity during that quarter, including the losses generated from the auction business.

         During fiscal 1999, the net cash provided by financing activities was approximately $3,023,000, obtained from borrowings and common and preferred stock issuances as discussed below.

         In September 1998, we obtained our first credit facility, a $250,000 revolving line of credit, with a local banking institution. This facility was later raised to $350,000. These funds were utilized to finance increased purchasing requirements to meet demand for our M2 Systems(TM) PCs, finance the general expansion of our working capital and for other development activity. This credit facility was paid off on August 25, 1999.

         In December 1998, we obtained additional equity capital of approximately $1,195,000 after financing expenses, as a result of additional shareholder warrant exercises and the sale of additional common stock. These proceeds were used to pay down the bank line of credit and other indebtedness, finance increased production requirements, meet other operational needs and finance the net loss from activity during that quarter. A significant amount of these net proceeds remained in cash at calendar year end.

         In April 1999, we obtained approximately $869,000 of net equity funds through the sale of 10,895 shares of Series A Preferred Stock. These proceeds were primarily used for increased inventory and accounts receivable.

         On April 19, 1999, we borrowed $500,000 from Aztore Holdings, Inc. for a one-year term. The note was convertible into shares of common stock. We also issued Aztore Holdings a warrant to purchase 250,000 shares of our common stock as a condition to obtain the loan. We utilized the proceeds of this loan for inventory financing and accounts payable. This loan was repaid in full on August 25, 1999. Under the terms of the repayment, the warrant was cancelled.

         From time to time during fiscal 1999 we borrowed amounts from individuals, including Jeffrey I. Rassas, our Chief Executive Officer, and Stephen C. Herman, our President. The loans from Mr. Rassas and Mr. Herman were used primarily for working capital.

         On August 25, 1999, we issued the Debenture and Warrant for a total of $7,100,000. The proceeds were used to secure a $5,000,000 letter of credit in favor of the holder of the Debenture, debt repayment and working capital. As the outstanding balance of the Debenture decreases, the amount of the letter of credit and corresponding cash collateral required to secure the letter of credit decrease, resulting in additional proceeds being available for working capital. Our ability to decrease the cash collateral for the letter of credit and obtain additional funds for working capital is contingent upon the holder converting the Debenture, which may occur at the holder's discretion, or our ability to pay down of the Debenture with cash from other sources.

         Preferred Stock. We are authorized to issue up to 5,000,000 shares of preferred stock. Our Board of Directors, at its sole discretion, may divide the shares of preferred stock into series, and determine the dividend rate, designations, preferences, privileges, ratify powers, if any, and determine the restrictions and qualifications of the shares of each series of preferred stock as established. As of June 30, 1999, 10,895 shares of Series A Preferred Stock were issued and outstanding.

         Net Operating Loss Carryforwards. We have a net operating loss carry forward of approximately $3 million, over $2 million of which pertains to operations of Vinculum prior to the acquisition via reverse merger with Ebiz in June 1998. The utilization of the net operating loss incurred prior to June 1998 is subject to limitations, however, and the net operating loss may not be fully usable prior to its expiration. No deferred tax asset has been recognized in the Financial Statements due to the uncertainty of utilization.

YEAR 2000 "Y2K" CONSIDERATIONS

         Ebiz has addressed possible remedial efforts in connection with computer software that could be affected by the Year 2000 "Y2K" problem. The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

         The Y2K problem can affect any modern technology used by a business in the course of its day. Any machine that uses embedded computer technology is susceptible to this problem, including for example, telephone systems, postage meters and scales and of course, computers. The impact on a company is determined to a large extent by the company's dependence on these technologies to perform their day-to-day operations.

         Internally, Ebiz has reviewed all such equipment and has determined that many of our systems are Y2K compliant. This includes our telephone systems, postage equipment and our software. We anticipate that all systems and software will be fully reviewed and brought into compliance by November 1999. If certain systems are not brought up to Y2K compliance by the end of November 1999, then the non-compliant technology will be disabled so as not to have an impact on the systems that are compliant. We would not anticipate that any such events would have a serious impact on our day-to-day operations, or that any valuable information would be lost. We back up all computer systems daily to protect against data loss.

         The costs of bringing our technology up to Y2K compliance is expected to be less than $50,000. This is because the majority of the "patches" or programs designed to make software Y2K compliant can be obtained over the internet from manufacturers for little or no cost and we do not expect to rely heavily on outside consultants to upgrade our systems as most of the work can be performed in-house.

         Externally, the Year 2000 problem may impact other entities with which we transact business. We cannot predict the effect of the Year 2000 problem on such entities or Ebiz. With regard to those companies with which we do business on a daily basis, we cannot guarantee that they will be vigilant about their Y2K plan of action. We have, however, begun mailing out a simple questionnaire to these companies, requesting that they advise us of their Y2K readiness. Should any of our suppliers or customers experience a disruption due to the Y2K problem, the most significant impact may be a delay in receiving inventory or a reduction of purchases. In a worst case scenario, the former may ultimately cause us to incur higher cost of goods sold, while the latter may cause us to have an interruption in revenues for several months.

         In these unlikely events, our plan of action is to have on hand a cash reserve at December 31, 1999 to cover both the additional costs and the revenue shortfall. We have not yet determined the amount or source of such funds. We are contacting our insurance carriers to determine the extent of insurance coverage, if any, in the event Y2K problems affect any of our operations.

         In the event that Ebiz does experience Y2K problems, it could result in a decrease of Ebiz's revenues. A decrease of revenues could result in material losses from operations and a reduction in our working capital. Management is unable at this time to quantify the impact that the Y2K problem could have on our results of operations and financial condition.

                                  THE BUSINESS


OVERVIEW

         Ebiz develops and operates Internet e-commerce Web sites, and designs, manufactures and distributes high-value, low-cost computer systems intended to capture leadership positions within specific, rapidly-growing segments of the computer industry, including the business, small-office/home-office ("SOHO") and consumer markets.

         Ebiz addresses these high-growth markets through an integrated business strategy that brings together virtual communities, with content, services and innovative product solutions through the development of Vertical Service Portals ("VSPs"). Our VSPs provide meaningful content, value-added free services, resources, communication, links, training, support and information, combined with commercial product sales specifically targeted to the needs of that community's interests.

         The vision of Ebiz is to "accelerate the alternatives"(TM) in personal and business computing by focusing primarily on leveraging the benefits and opportunities provided by utilizing the Linux Operating System. We are focused on three fast-growing emerging markets, for which we believe Ebiz is ideally positioned to develop and deploy e-commerce Internet VSPs and branded computer products.

         We distribute our Element-L(TM) and M2 Systems(TM) brands, as well as many other vendors' products through our e-commerce VSPs. The Element-L(TM) and M2 Systems(TM) lines are also distributed through authorized resellers such as Onsale.com, egghead.com and Fred Meyer Food Stores. We anticipate distributing our new PIA(TM) line through our newly developed VSP, PlanetPIA.com, and other distribution channels. We also distribute third party products including systems, components, peripherals and software from leading industry manufacturers and developers through our VSPs.

THE MARKET AND INDUSTRY

E-Commerce Market

         The Internet has emerged as the significant interactive medium for communications, information and commerce. In its 1999 report, The Global Market Forecast for Internet Usage and Commerce, International Data Corporation ("IDC"), a market research firm, estimates that the number of Internet users worldwide exceeded 97 million in 1998 and will grow to over 502 million by the end of 2003. According to IDC, the number of users who make purchases over the Web will jump from 31 million in 1998 to more than 183 million in 2003 which will represent only 36% of all Web users.

         In 1998, 56% of Web users resided outside the United States; however, these users accounted for only 26% of worldwide e-commerce spending. By 2003, IDC estimates 65% of Web users will be international, and foreign countries will account for just less than half of worldwide Internet commerce.

         Business-to-business trade on the Internet in the United States is predicted to increase from $43 billion in 1998 to $1.3 trillion in 2003, according to a December 1998 report from Forrester Research, Inc., a leading independent research firm. As intercompany e-commerce accelerates within industry supply chains, Forrester expects on-line business trade to surpass 9% of total U.S. business sales by 2003. Forrester Research estimates that by 2003, consumers will spend $108 billion to buy goods online, while businesses will spend $1.3 trillion. As expected, computing and electronic equipment will remain one of the largest categories of goods traded between businesses, reaching $395 billion in revenue by 2003, while other industries, such as cars and petrochemicals, will also top the $150 billion mark.

The Linux Market

         Overview. Linux is a free Unix-type operating system originally created by Linus Torvalds at the University of Helsinki in Finland. He began his work in 1991 when he released version 0.02 and worked steadily until 1994 when version
1.0 of the Linux Kernel was released. The current full-featured version is 2.2 (released January 25, 1999), and development continues.

         Linux is developed under the GNU General Public License and its source code is freely available to everyone. This, however, does not mean that the Linux operating system and its assorted distributions are free - companies and developers may charge for the system and adaptations as long as the source code remains available. Linux may be used for a wide variety of purposes including networking, software development, and as an end-user platform. Linux systems are considered an excellent, low-cost alternative to other more expensive operating systems. Due to the very nature of the Linux functionality and availability, it has become quite popular worldwide and a vast number of software programmers have taken the Linux source code and adapted it to meet their individual needs. At this time, there are numerous ongoing projects for porting Linux to various hardware configurations and purposes.

         The Rapidly Growing Market. The Linux operating system is growing beyond the early adopter phase and reaching the mainstream business market. Active Linux users worldwide are estimated to be in excess of 10,000,000. Numerous hardware and software manufacturers have announced and have deployed Linux-based solutions, including IBM, Gateway, Dell, Intel, Corel and Sun Microsystems among others. In addition, companies focused on Linux-based initiatives have entered the public market arena. Red Hat, Inc.'s initial public offering in August 1999 and its subsequent stock performance have validated the market for Linux-based companies. Since that time, a number of other Linux-based companies have filed for their own IPOs, including Andover.net and VA Linux, Inc.

         In a 1999 bulletin titled Linux Operating System Market Overview, IDC presented its first-ever forecast for Linux. Through 2003, total Linux commercial product shipments are predicted to grow faster than the total shipments of all other client or server operating environments monitored by IDC. Linux license shipments grew at a dramatic rate of 212.5 percent from 1997 to 1998, now accounting for more than 17 percent of all server operating environments shipped. IDC estimates Linux commercial shipments will increase at a compound annual growth rate ("CAGR") of 25% from 1999 through 2003, compared with a 10% CAGR for all other operating environments combined and a 12% CAGR for all other server operating environments combined. IDC reports on only commercial shipments of Linux and is unable to track systems downloaded from the Internet at no charge.

         Linux has been used in academic and research environments since its inception for applications such as e-mail, Web servers, bulletin boards and research projects. In 1999, IDC expects more application vendors to port their offerings to Linux and hardware vendors to continue to expand their available product lines running Linux for server-side endeavors. Further, IDC believes that some desktop initiatives including an improved graphical user interface and increased desktop application availability have the ability to trigger interest in Linux as a desktop operating system toward 2003.

         Linux servers are expected to have a larger impact on the worldwide server appliance market, according to Dataquest Inc., a unit of Gartner Group, Inc. in a July 1999 report. Dataquest estimates that by 2003, Linux servers will account for approximately 24 percent of worldwide server appliance revenue, or $3.8 billion, and 14 percent of server appliance shipments, or 1.1 million units. Linux servers are projected to represent 3.4 percent of worldwide traditional server revenue, or $1.9 billion and 8.1% of traditional server shipments, or 450,000 units by 2003.

The Home Computer Market

         Lower-priced personal computers and the demand to connect to the Internet had a strong impact on the U.S. consumer segment, as 6.4 million American households acquired PCs in 1998 resulting in a total of 52 million households, or 50 percent of U.S. households, having a PC in 1998, according to Dataquest Inc. In 1995, just 27 percent of U.S. households had a PC. These percentages increased to 36% in 1996 and 43% in 1997.

         In a related study, according to a 1999 research report by Cahners In-Stat Group, the Residential Gateway market is expected to grow from a market that barely exists today to one that exceeds $2.4 billion by 2003. Cahners reports that digital TV, Web-based interactive TV and the emergence of non-PC based Internet appliances will help drive this market. A Residential Gateway is the device that connects a home computer system or network to the Internet. With the deployment of high-speed Internet connections and the push by service providers to offer integrated voice, data and video services over the same high-speed pipe to different nodes throughout the home, the Residential Gateway is expected to become an integral component in the network.

BUSINESS OBJECTIVES AND STRATEGIES

Our strategic business objectives are to:

         - Develop comprehensive VSPs that combine product marketing with community interests such as news, resources, links and other incentives intended to build customer loyalty and promote repeat visits;

         - Leverage our Linux product development expertise to continue product extensions within the Element-L(TM) and PIA(TM) product lines;

         - Generate significant revenue to achieve financial targets through product sales as well as through technical support, service and training opportunities, customer services, Internet advertising, marketing and Web links;

         - Expand sales, marketing, production and distribution of our branded product lines until they are until they are internationally recognized leading PC brands; and

         - Become a nationally recognized leader in e-commerce marketing and distribution of computer hardware and software products in the market niches we target.

         In developing our online market position, our goal is to be the definitive Internet destination for information, services and e-commerce for the vertical markets we target. We are focusing on building our brand recognition, increasing customer satisfaction and providing numerous competitive advantages. We believe that virtual Internet firms without true merchant qualities and capabilities, such as conducting their own purchasing, merchandising, order fulfillment, supply-chain management, vendor marketing opportunities and product technical support functions, will not be able to differentiate themselves moving forward in the e-commerce marketplace. Our e-commerce plan encompasses the need to provide our virtual communities with a comprehensive Internet site, offering relevant content, free services and a quality shopping experience, backed-up by expert customer service. Key elements of this strategy include:

         - Providing a meaningful virtual community destination on the Internet. By providing the broadest spectrum of resource information, links and content to serve the needs of the virtual community, we will provide a critical destination point for people with common interests to go for news and information as well as to buy products.

         - Offering free value-added services. By providing free services with real value to the community of customers, we will develop goodwill and enhance both our VSP traffic and usefulness. Capturing customer information gleaned from providing these services in our database enables us to manage and track customer trends and preferences, ensuring our ability to respond quickly.

         - Ensuring a secure and convenient shopping experience. Our e-commerce sites feature secure shopping facilities that are open 24 hours a day, seven days a week, may be reached from the customer's home or office and feature extensive browsing and search capabilities

         - Supplying an extensive selection of high quality products. We intend for customers to have a positive experience, by ensuring that they find the product of their choice, backed up by warranty and support services as required.

         - Providing efficiently priced products. We are committed to providing products that are priced very competitively. We are continually looking for innovative ways to drive cost out of our products and processes, and passing those cost savings on to customers, without sacrificing quality service.

         - Delivering excellent customer service. We are committed to providing the highest level of customer service from ordering to shipping, and offer pre-and post-sales support via the telephone, e-mail or online, and also offer online order tracking capabilities.

         - Developing customer loyalty. We are focused on developing and promoting customer loyalty, building repeat purchase relationships with our customers, leveraging our customer acquisition costs and maximizing the number of return visits by our customers.

         - Building brand leadership positioning. We are using aggressive online and offline integrated marketing strategies to enhance our brand recognition within each vertical market, which includes advertising, direct online marketing, trade shows and public relations activities.

OUR VERTICAL SERVICE PORTALS (VSPS)

         As an e-commerce company, our primary asset is our ability to effectively develop, market and manage our Web sites and develop our e-commerce initiatives, in addition to the manufacturing of the corresponding branded computer systems marketed on our sites. We have developed and are operating VSP sites and are continually developing and updating these sites, as well as developing new sites as market opportunities are identified. Our VSPs include:

TheLinuxStore.com

         The vision for TheLinuxStore.com is to be the definitive source for "Everything Linux," offering a large selection of Linux compatible technical products and related items, including Linux computer systems and servers, hardware components and peripherals, software, books, resource material, apparel, training and support services. Through this VSP, we distribute products from industry leaders such as Lucent, Hewlett Packard, AMD, 3COM, Intel, Toshiba, Mitsumi, Seagate, Western Digital, Quantum, Compaq, Corel, Caldera, Red Hat, Cyclades and others.

         As a VSP, we provide free services and content that is relevant, dynamic and timely, designed to engage our customers and facilitate an ongoing relationship with them. We provide a site where customers can get whatever they want (obtain news and information, purchase products, download software or graphics, participate in messaging forums and other community-related interaction) and motivate them to return often to see what is new and different. This includes up-to-the-minute Linux Headline News, Linux software downloads, a message board, job postings, search engine, knowledgebase, TheLinuxLab test center, a registry of people, jobs and projects, events and links to over 5,000 Web sites and resources available on the Internet.

         Our goal is to combine the best of the community interests with commercial business opportunities of Linux. We intend to enhance and develop our Linux product offerings, but focus our near-term efforts on developing partnerships and relationships with manufacturers and suppliers of other Linux products and distribute them on our site. As a VSP, we also provide additional services, which will ultimately generate revenue, but more importantly today provide a valuable customer profile database and trend data.

         With site traffic exceeding one million hits per month, there are also significant opportunities to generate advertising revenue on the site, primarily from vendors whose products are sold on the site. Near-term revenue opportunities also include charging a nominal fee for some of the services, such as dynamic DNS, e-mail forwarding and Web hosting, which are now provided at no charge.

         TheLinuxStore.com has consistently increased traffic since its inception in April 1999. We have received an average of over one million page views per month and recently have had as many as one million in one week. Our audience is comprised of IT and Web development professionals, software programmers, hardware engineers and Linux enthusiasts, resellers, systems integrators and VARs.

         We are preparing to launch an aggressive marketing and promotion campaign to increase awareness and traffic to our web site. This includes online and print media advertising in all key Linux media, online direct marketing, public relations and trade show promotional activities. We have also implemented a series of sales promotions, which will continue on an ongoing basis to develop our customer database for marketing purposes. We will implement customer loyalty programs offering additional benefits and incentives to frequent customers.

         We provide customers of TheLinuxStore.com with a positive online shopping experience, backed up by professional customer support. Our professional tele-sales team offers pre-sale configuration and engineering support. First-tier, post-sale technical support and return services are provided online and toll-free over the telephone. More extensive technical support may be referred to a specific vendor, although TheLinux Store.com can provide this service for vendors if desired.

         It is one of our fundamental values to participate as an active member of the Linux community and support open source development projects. Therefore, since our founding, TheLinuxStore.com has supported the Linux community, both locally and nationally. We are corporate sponsors of Linux International and have key staff members who are vital contributors to various open source projects, most notably, the Stampede Linux Development project. We support the Debian Linux development efforts, as well as local Linux user groups, the Arizona Software & Internet Association, Arizona Internet Professionals Association and Linux expositions and conferences.

         Revenue from TheLinuxStore.com is generated from product sales as well as additional services that include marketing fees paid by vendors, advertising, service, support and training.

EBIZmart.com

         The vision for EBIZmart.com is to provide "Everything for Business" over the Internet. It is a business-to-business e-commerce portal dedicated to facilitating the sale of products and services specifically for the business customer. This includes computer systems, equipment and merchandise. The site provides content, business news, travel services, stock quotes, weather, a search engine, resources, links, events, calendar, education and training. This site is unique and operates as a business-to-business clearinghouse, allowing vendors to sell their product inventory direct to buyers over the Internet, without disrupting their existing distribution channels or retail pricing structures. This site encompasses three primary sales methodologies:

         - Auctions - for suppliers to offer products and prospective buyers to bid (place non-cancelable offers) for the merchandise;

         - Clearinghouse - for vendors to sell listed product inventory directly to buyers at a specified, below-market price;

         - Express Lane - for the sale of products that Ebiz has purchased, inventoried and resells as in-stock items.

         Products are indexed and categorized, promoted and highlighted in various ways to keep the content dynamic. Currently, there are over 3,000 individual items listed on EBIZmart.com ranging from computer hardware and software to office supplies, all at wholesale pricing direct to the business buyer. Other areas of this VSP include distribution of our M2 Systems(TM) products, e-commerce start-up services, Web development and hosting for start-up e-commerce companies through the use of MyETool, an e-commerce site development software kit, and EBIZ Travel, an in-house full service travel agency.

         A key asset of this VSP is the membership registration, whereby users of the site register and receive frequent site updates from us in the form of a newsletter. They also receive various product and service incentives as rewards for varying levels of purchases. We currently have a developed database of over 100,000 e-commerce/auction buyers.

         Revenue is generated from the sale of products that we purchase and resell, as well as from sales of our M2 Systems(TM) product line. We generate fees for product listings for Auction and Clearinghouse items, as well as the Web hosting service through MyETool and travel-related commissions from EBIZ Travel. We also generate advertising revenue from banner ads and links.

         This VSP is being marketed to both vendors to list products as well as potential purchasers through an integrated sales and marketing program, heavily dependent upon our sales department's interaction with our current customer base. To generate customer traffic, we promote the site through public relations, online advertising on business-to-business Web sites (some via reciprocal advertising and affiliate agreements), professional purchasing associations, industry-related sites and through direct e-mail marketing.

PlanetPIA.com

         This VSP is under development with expected launch prior to year-end. It is designed as the premier portal for PIA(TM) users, bringing the Internet to everyone. We anticipate providing complete support for our PIA(TM) brand, additional PIA(TM) upgrades and products at below conventional market prices through this VSP. This VSP will be able to be set up as a start-up screen for PIA(TM) users and will be customizable to access particular interests of the user.

         PlanetPIA.com will provide the PIA(TM) user community with special services and offers of interest to them. It will provide an interactive Internet experience, including providing games, educational and family resources, chat, entertainment, sports and shopping.

         We anticipate that this VSP will be a key marketing component of our PIA(TM) systems. We intend to market this VSP extensively in online and offline media.

OUR VALUE PRICED PC BRANDS

         We believe we have certain advantages over our competitors in the value price PC market, particularly:

         - strict quality controls which assure fewer problems for the end-user;

         -        competitive pricing below the $1,000 level; and

         -        technically proficient help desk for after sales service.

         We currently manufacture and distribute two lines, the Element-L(TM) and the M2 Systems(TM) brands and are currently developing the Personal Internet Appliance or PIA(TM) brand.

         - Element-L(TM) Introduced in April 1998, our Element-L(TM) line offers one of the most comprehensive families of Linux-based systems on the market. The product line consists of Linux-based, Internet-ready multimedia desktop and notebook PCs, workstations, servers and high performance Alpha Systems. The entry-level Element-L(TM) "Ion" system is believed to be the lowest priced Linux-based computer system on the market.

         - M2 Systems(TM) M2 Systems(TM), introduced in April, 1998, was the first Internet-marketed sub-$1,000 Windows-based multimedia PC. These systems, priced from $399-$899, provide an alternative to expensive, brand-name computer systems and continue to re-define the low-cost pricing landscape. In addition to marketing M2 Systems(TM) on our EBIZmart.com and cpumicromart.com e-commerce Web sites, we have received production orders from several resellers including egghead.com, Fred Meyer Food Stores, Computer Renaissance Stores and BJ's. In December 1998, we signed a distribution agreement with dealdeal.com for an exclusive "front page" listing on its Web portal site and are negotiating similar strategic relationships with other e-commerce organizations. We recently received distinction for our M2 Systems(TM) as being among the top 100 PC manufacturers as determined by Microsoft and we are in Microsoft's elite Member '99 program, which honors the top 1% of the system builders in North America.

         - PIA(TM) Ebiz is developing and preparing to launch before year-end a third product line, the PIA(TM) (Personal Internet Appliance), which targets consumers and cost-conscious institutions such as schools and libraries seeking a full-service Internet access device. The PIA(TM) will be a highly-stylized fully-configured desktop computer that will utilize the Linux operating system. The PIA(TM) is designed to enable users to surf the Web quickly, easily and affordably, exchange e-mail, play games, chat online and do basic computing functions, such as word processing and spreadsheets. Because of the flexibility of the Linux operating system, the software pre-loaded on the PIA(TM) provides compatibility with Microsoft Word, Excel and PowerPoint documents. The targeted retail price is under $400, placing the device well within the reach of most consumers and institutions. The PIA(TM) product line extensions will include additional configurations, upgrades and peripherals.

MARKETING

         We accept sales orders directly via a secure shopping cart located on each of our VSPs. In addition, we employ a dedicated direct sales force who manage direct corporate and reseller sales opportunities. We also have a complete inhouse tele-sales department that takes incoming customer calls, referrals and inquiries generated by our various marketing activities or Web sites.

         Our marketing and promotion strategy is intended to:

         -        Create, merchandise and manage comprehensive VSPs.

         - Build brand recognition and become market leaders with our VSP sites.

         - Generate significant market awareness for our products, our sites and Ebiz through integrated marketing programs.

         - Effectively position and promote our products and our VSP sites to their target audiences to increase consumer traffic to our sites, add new customers, stimulate demand and generate revenue.

         - Develop e-commerce and Internet service revenue from technical support, service and training, advertising fees, links and content providers.

         - Leverage our strategic partnerships with vendors, industry experts and distribution partners to effectively merchandise, market and promote our initiatives.

         - Establish a comprehensive database in excess of 1,000,000 customers, and build strong customer loyalty to maximize repeat purchases.

         - Establish evaluation and accountability processes to manage our VSP sites and measure the results of marketing programs and sales support activities.

         Establish Corporate and Brand Positioning. With our business interests serving three diverse markets, we believe that it is necessary to quickly establish and maintain a strong brand presence and communicate corporate and brand positioning for each of our initiatives. Therefore, we are implementing a comprehensive sales and marketing program to promote Ebiz and our brand names.

         Advertising in online and offline media will be utilized to support all of our e-commerce initiatives and to build brand recognition. Print media advertising campaigns are used in targeted trade, business and consumer publications based on the specific needs of each business unit.

         Public and media relations activities have been used extensively, targeting key online, print and broadcast media to generate visibility and awareness of our VSP sites, our products and our brands. We distribute newsworthy information on a timely, consistent basis and produce professional electronic and printed press materials and manage an accurate media contact database in-house.

         Trade shows are used throughout our marketing program where appropriate to create brand awareness, primarily among specific vertical market groups or Internet industry associations. To enhance our corporate positioning and perception, we intend to expand our presence at the select shows we attend, providing a multimedia presentation theater format and individual demonstrations and to interact extensively with the press and sales promotions to generate traffic and consumer excitement. To ensure consistency of message, all trade shows revolve around a central theme or concept that is key to the positioning of our new and featured products.

         Direct Marketing and Sales Promotion Programs. We intend to develop targeted customer retention and promotion programs designed to reward frequent customers. A Database/Direct Marketing Program has been established for each VSP site to enable us to develop community databases, which can be marketed to cross-sell, re-sell and up-sell our products. This will be accomplished through product registrations, Web customer registrations and newsletter lists. Customer information will be captured into an enterprise-wide customer database system, which will then be able to be accessed by the sales team for follow-up and reporting.

         From this database, we intend to address many marketing activities, including lead management and database marketing. Our goal will be to segment this database and communicate with key segments on a weekly or bi-weekly basis at a minimum. We will promote new products and enhancements, promotions, training opportunities, sales events and other activities, through direct mail, with a strong, compelling call to action that motivates a direct response that can be effectively tracked.

         Internet Marketing. To direct traffic to our VSP sites, we have created inbound links that connect directly to our Web sites from search engines and other sites. Potential customers can simply click on these links to become connected to our VSPs from search engines and community and affinity sites. In addition, in order to increase exposure on the Internet and directly generate sales, we intend to develop an affiliates program, whereby we compensate our registered affiliates for any sales generated via their link to our Web site.

CUSTOMER SERVICE

         Our customer service department includes customer service and technical support representatives. Our customer service representatives are available from 8:00 a.m. to 6:00 p.m. Mountain Standard Time, Monday through Friday to assist customers in placing orders, finding desired products and registering credit card information. Technical support representatives assist customers in setting up, configuring and troubleshooting our branded products, and provide return material authorizations for defective products. We provide technical support over the telephone, via e-mail and online. We also provide comprehensive user documentation, online tutorials and a detailed database of product-related problems and solutions.

         Both customer service groups are a valuable source of feedback regarding user satisfaction. Our VSP sites also contain customer service pages that outline store policies and provide answers to frequently asked product questions.

INFORMATION TECHNOLOGY

         The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent service and new product announcements, product enhancements and changing customer demands. Accordingly, our success depends upon our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards, and to continually improve the performance, reliability and features of our products and service. We have implemented a broad array of scaleable site management, search, customer interaction and distribution services systems that we use to process customers' orders and payments. These systems use a combination of our own proprietary technologies and commercially available licensed technologies. The systems that we use to process customers' orders and payments are integrated with our accounting and financial reporting systems. We focus our internal development efforts on creating and enhancing the specialized, proprietary software that is unique to our business.

         Our systems have been designed on industry standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. Our systems provide 24-hour-a-day, seven-day-a-week availability. Our system hardware is located in our Scottsdale, Arizona facility and is provided with redundant communications lines and emergency backup located in Kansas City, Missouri.

COMPETITION

         The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future. We currently or potentially compete with a variety of other companies in each of our targeted market niches. Although we believe there may be opportunities for several providers of products and services similar to ours, a single provider may dominate any of our markets. We expect that additional companies will offer competing e-commerce solutions in the future.

         The Emergence of Linux Portals. Several Linux based Web site portals which offer technical news, software downloads, Web site tools, resources, links and services, as well as product marketing, have been recently developed. The sites highlight the growing competition in the open-source world, and among Linux operating system developers in particular. Our research indicates there are currently 137 companies that have Linux-based Web sites, 49 of which assemble and/or resell Linux computers, with only 9 offering desktop solutions. There are numerous Linux portals offering information, software, services and resources. Each serves a specific purpose, but none have been truly successful in combining and balancing the community and commercial interests. The sites that offer some of the same content or services as TheLinuxStore.com include justlinux.com, LinuxLinks.com, LinuxStart.com, Linux.org, linux.com, Linuxmall.com, RedHat.com, FirstLinux.com; LinuxToday.com, Slashdot.org, Freshmeat.com and linuxbandwagon.com.

         Now considered a legitimate challenger to Windows and Unix, particularly as dedicated thin-servers (such as a Web server), Linux itself is both free of charge and free to modify as any user desires. Several companies are building business models around Linux by selling customer service, technical support and applications with the system. Red Hat has dominated this market by entering into distribution agreements with large hardware makers such as IBM and Dell resulting in it accounting for approximately 56 percent of operating systems of all Linux servers shipped last year, according to IDC.

         Low-cost PC/Appliances. In the emerging low-end PC and "appliance" market, new competitors are emerging with frequency, primarily due to the bundling and strategic partnerships with online service providers marketing "free PC's" with a multi-year service commitment. Current market entrants include Netpliance, E-Machines, Free PC, Free iMac and Microworkz. Major competitors in the PC manufacturing segment include Dell Computers, Gateway Computers, IBM, NEC, Compaq and others. Ebiz intends to compete in the value priced range of PCs and believes it can be successful by offering uniquely styled, quality products and effective technical support at competitive prices.

         Business-to-Business Auctions, Clearinghouse/Wholesalers. In the business-to-business clearinghouse market in which EBIZmart.com engages, numerous sites offer products available for auction and numerous business-to-business product reselling and resource Web sites are available. Currently, there is no known e-commerce portal dedicated to providing content, links, services and business-to-business sales of merchandise through all three purchasing methods we provide, although we believe additional companies will offer these solutions in the future. We believe that we are uniquely positioned to make this VSP successful. Indirect competitors of EBIZmart.com in addition to those above include a growing list of e-commerce content and merchant sites. There is a growing number of purchasing utility and assistant programs and sites attempting to establish themselves as procurement and distribution utilities. These sites and programs are anticipated to compete with our VSP features and tools.

         We will also compete with several large computer product distributors including CDW, Gateway Computers, Dell Computers and, to some degree, our customers and suppliers such as Insight, Hamilton Avnet and others. We intend to focus on our niche of procuring and merchandising surplus computer products and believe that we can successfully compete with other distributors in this segment.

INTELLECTUAL PROPERTY

         We rely primarily on trademark and copyright laws to protect our intellectual property. We also enter into confidentiality and nondisclosure agreements with our employees and others, and generally control access to our proprietary information.

         We have filed with the United States Patent and Trademark Office for trademark/service mark registration of "EbizMart," "M2 Systems," "CPU MicroMart," and others. We are in the process filing registrations for "Element-L Systems," "TheLinuxStore.com," "PIA," "PlanetPIA.com," "Accelerating the Alternatives," "Performance to the Next Power" and other trademarks/service marks used or anticipated to be used in our business. We have registered Internet domain names for each of our current VSP sites as well as numerous others. Additional filings and domain registrations are anticipated, including variations of the above marks and names.

FACILITIES

         We currently lease 30,000 square feet of office and warehouse facilities located in Scottsdale, Arizona. Approximately 10,000 square feet of the facility are utilized for administrative and sales offices and the remaining 20,000 square feet are utilized for warehouse and manufacturing. The lease on the facility is for a term through July 2001, with a current annual rental payment of approximately $175,000.

EMPLOYEES

         As of September 30, 1999, we had a total of 71 employees, including 34 administrative, 14 sales and 23 manufacturing employees. Our employees are not covered by any collective bargaining agreements, and we consider our relationship with our employees to be good.

LITIGATION

         Certain unresolved disputes remain with miscellaneous product manufacturers or supply vendors involved previously with Genras, and with a prior Internet auction site partner which are currently being negotiated. Management believes that all such matters are within ordinary levels for an organization of our size and nature, and that these disputes will be resolved without a materially adverse consequence to Ebiz.

                                   MANAGEMENT

         The directors and executive officers of Ebiz are:

         NAME                  AGE       POSITION

         Jeffrey I. Rassas      36       Director and Chief Executive Officer

         Stephen C. Herman      45       Director and President

         Donald B. Altvater     54       Vice President and Controller

         Elizabeth Perrine      35       Vice President, Marketing

         Larry Phillips         33       Vice President, Sales

DIRECTORS AND EXECUTIVE OFFICERS

         Jeffrey I. Rassas, Director and Chief Executive Officer, is the founder of Ebiz and has been its Chief Executive Officer since its inception in 1995. Between 1989 and 1995, Mr. Rassas owned and operated The Wilsaac Group, Inc., d/b/a DLC Consulting, an employee leasing and office services outsourcing firm with offices in Phoenix, Tucson, Los Angeles, Century City and Irvine. He arranged the sale of the Arizona offices to Dynamex, a division of Air Canada, in 1993 and the California offices to another buyer in 1995. Prior to DLC Consulting, from 1985 to 1989, Mr. Rassas co-founded ITS Travel Group, Inc., which grew into the third largest travel agency in Arizona before it was sold in 1989. From 1982 to 1985, Mr. Rassas held the position of Magnetics Engineer at CTM Magnetics. Mr. Rassas holds an Associates degree in electrical engineering.

         Stephen C. Herman, Director and President, joined Ebiz in September of 1997. Mr. Herman has approximately 20 years of computer and electronics distribution and sales experience. Between 1995 and 1997 he was a Vice President and Divisional General Manager for Globelle Incorporated. From 1992 to 1995, he was the Vice President of Sales for Insight Direct. His responsibilities included three specialty divisions. Between 1989 and 1992, Mr. Herman was the Director of Sales for Technology Marketing Group, a predecessor to Globelle. Between 1987 and 1989, Mr. Herman also was President and founder of Computer Solutions, Inc. ("CSI"), a five location corporate reseller servicing Fortune 1000 customers, which grew to $80 million in revenues by its second year. CSI was sold to Valcom in 1989, and Mr. Herman became President of Valcom Southwest, a wholly-owned subsidiary of Valcom.

         Donald B. Altvater, Vice President and Controller, joined the Ebiz in January 1999. Mr. Altvater has over 20 years of experience in financial, operations and marketing management in the electronics and communications industries with GTE and Fujitsu. He began his career with GTE International in 1971 and held a series of increasingly responsible positions with GTE companies that culminated in his appointment in 1987 as Vice President - Finance of Fujitsu GTE Business Systems, a joint venture between those two corporations. In 1989, Mr. Altvater was named Vice President and Chief Financial

Officer of Federal Business Systems, a Fujitsu subsidiary. After electing early retirement in 1992, he managed two private companies in which he had an ownership interest. In 1996, Mr. Altvater became Controller of Refrac Systems, a privately held metallurgical engineering company and continued in that position until joining Ebiz in 1999. He holds a Bachelor of Science degree in Mathematics (magna cum laude) and Economics (cum laude) from Tufts University and an M.B.A. from the University of Chicago Graduate School of Business.

         Elizabeth Perrine, Vice President, Marketing, joined Ebiz in June 1999. Ms. Perrine is a 17-year veteran in marketing for technology companies. Having successfully launched nearly 50 products to the US and European markets, Ms. Perrine's expertise is in driving strategic planning, product marketing, marketing communications and public relations for companies at their start-up, IPO and growth phases. Most recently she was Vice President, Marketing with Vodavi Technology, Inc. where she led the positioning, marketing and branding for that company's various divisions. Prior to that, from 1990 to 1993, she served as Director of Marketing at Microtest, Inc., a provider of LAN certification and connectivity products. In this capacity, she built and managed worldwide marketing programs. She has also held marketing management positions with other companies including Time Systems of America, Blue Chip Computers, Inc., and Executone Information Systems, Inc.

         Larry Phillips, Vice President, Sales, joined Ebiz in May 1999 and brings over a decade of experience in developing sales teams as well as lucrative business opportunities. He is responsible for developing and managing sales and customer service operations. Mr. Phillips was the General Sales Manager of PC Wholesale, Inc., a computer hardware and software distributor from 1997 until he joined Ebiz. Mr. Phillips was responsible for over $60 million in revenue and recruited, hired and trained staff and ran the day-to-day operations, including product sourcing and P & L, for the Minneapolis office. From 1992 to 1997 he served as Director of Sales for Globelle Incorporated, where he was responsible for nearly $170 million in sales and oversaw five branch offices. Mr. Phillips began his career with Piper Jaffrey in 1989, where he was responsible for corporate pension plans and individual investor portfolios. He holds a Bachelors of Science Degree in Finance and Economics from St. Cloud State University in Minnesota.

EXECUTIVE COMPENSATION

         The following table is based upon compensation for the calendar years ended December 31, 1998, 1997 and 1996.

                                                       ANNUAL
                                                COMPENSATION(1) (2)
NAME
                                                SALARY         BONUS
Jeffrey Rassas,(2)            1998             $ 72,000       $ 10,000
Chief Executive   1997        1997             $ 72,000       $ 60,000
Officer                       1996             $ 36,000       $     --

Stephen Herman,(3)            1998             $ 72,000       $ 10,000
President                     1997             $ 12,000(3)          --
                              1996                   --             --

(1) Excludes distributions for payment of personal income taxes resulting from Ebiz electing Subchapter S status, which election was terminated in June, 1998.

(2) Mr. Rassas and Mr. Herman have received base annual salary of $96,000, commencing January 1, 1999. Bonuses and other compensation incentives are anticipated.

(3)      Based on employment from September through December 1997.

STOCK OPTION PLAN

         Ebiz's Board of Directors adopted, and its shareholders approved, effective August 1998, the 1998 Equity Incentive Plan (the "Plan"). The purpose of the Plan is to promote the interests of Ebiz and to motivate, attract and retain the services of persons upon whose judgment, efforts and contributions the success of Ebiz's business depends. A further purpose of the Plan is to align the personal interests of such persons with the interests of shareholders of Ebiz through equity participation in its growth and success. The Plan provides for granting options, incentive stock options and restricted stock awards, or any combination of the foregoing for up to 1,000,000 shares of Ebiz's common stock. As of September 30, 1999, a total of 427,000 stock options were outstanding under the Plan of which 145,500 were vested. A total of 100,000 options to purchase shares under the Plan have been exercised.

EMPLOYMENT AGREEMENTS

         Ebiz has no employment agreements with its executive officers.

DIRECTOR COMPENSATION

         All authorized out-of-pocket expenses incurred by a director on behalf of Ebiz are subject to reimbursement. Ebiz is currently negotiating compensation packages for additional non-management directors to join the Board.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth, as of September 30, 1999, the ownership of each person known by Ebiz to be the beneficial owner of five percent or more of Ebiz's Common Stock, each officer and director individually, and all officers and directors as a group. Ebiz has been advised that each person has sole voting and investment power over the shares listed below unless otherwise indicated.

                                                               PERCENT OF
NAME AND ADDRESS OF OWNER              NUMBER OF SHARES  BENEFICIAL OWNERSHIP(1)
Jeffrey I. Rassas(2)                      1,828,212              24.65%
15695 North 83rd Way
Scottsdale, Arizona  85260

Stephen C. Herman(3)                      1,834,212              24.73%
15695 North 83rd Way
Scottsdale, Arizona  85260

Michael S. Williams(4)                      408,118               5.50%
3710 East Kent Drive
Tempe, Arizona  85044

Aztore Holdings, Inc.                       391,700               5.28%
3710 East Kent Drive
Tempe, Arizona  85044

All Directors and Officers as a Group
(2 persons)                               3,662,424(2)           49.72%

         (1) Based upon 7,416,197 shares of common stock being issued and outstanding or committed to be issued as of September 30, 1999.

         (2) Mr. Rassas holds his shares beneficially through Hayjour Family Limited Partnership.

         (3) Mr. Herman holds his shares beneficially through Kona Investments Limited Partnership.

         (4) Mr. Williams holds 15,227 shares personally and, as its president, controls the voting of 391,700 shares held by Aztore Holdings, Inc. Barbara Williams, his wife, holds 1,191 shares. Mr. Williams disclaims beneficial ownership of the shares held by Aztore in excess of his percentage ownership of Aztore.

                              CERTAIN TRANSACTIONS

         Effective as of June 1, 1998, Ebiz's predecessor, Vinculum, acquired substantially all of the assets and assumed the liabilities of Genras in exchange for 5,000,000 shares of its Common Stock. The 5,000,000 shares were distributed by Genras to its shareholders as follows: Jeffrey I. Rassas - 2,250,000 shares, Stephen C. Herman - 2,250,000 shares and Thomas A. Cifelli - 500,000 shares. Ebiz also agreed to reimburse, on a net after-tax basis, any income tax liability of the Genras shareholders related to the period of January 1, 1998 through the date of acquisition. Fox & Company Investments, Inc., a NASD registered broker-dealer with which Mr. Cifelli was affiliated, received 187,500 shares of common stock in connection with this transaction for investment banking advice and services related to the transaction. Aztore Holdings, Inc., the majority shareholder of Vinculum prior to the acquisition, entered into an agreement with Ebiz to be compensated in the event Ebiz obtains benefit from a prior net operating loss of Vinculum.

         In November, 1998, Michael S. Williams, then a director of Ebiz, and Lanny Lang were granted options to purchase 30,000 and 20,000 shares, respectively, of Ebiz common stock at $1.00 per share. The grant was made under the Ebiz 1998 Equity Incentive Plan for consulting services performed. The consulting services were performed by the individuals in their capacities as employees of Aztore and the options were assigned upon issuance to Aztore.

         In April, 1999, Aztore, whose president, Michael S. Williams, was then a director of Ebiz, loaned $500,000 to Ebiz, which was evidenced by a Secured Convertible Subordinate Note ("Note"). The Note was issued at a 10% interest rate, was secured by the grant of a security interest in certain of Ebiz's assets and was convertible into shares of common stock at one share per $6.00 amount of principal obligation. Ebiz also issued Aztore a Warrant certificate which entitled Aztore to purchase 250,000 shares of Ebiz's common stock at $6.00 per share. In August 1999, Ebiz and Aztore agreed to cancel the warrant and to full payment of the Note with interest for total consideration of $629,165. Aztore also exercised the option, as assigned to it by Messrs Williams and Lang, to acquire 50,000 shares of Ebiz's common stock for $1.00 per share.

         From time to time Ebiz has borrowed funds from Jeffrey I. Rassas and Stephen C. Herman to meet working capital needs. These loans generally bear interest of 10%.

         Ebiz's general policy for entering into transactions with directors, officers and affiliates of the company that have a financial interest in the transaction is to adhere to Nevada corporate law regarding the approval of such transactions. In general, a transaction between a Nevada corporation and a director, officer or affiliate of the corporation in which such person has a financial interest is not void or voidable if the interest is disclosed and approved by disinterested directors or shareholders or if the transaction is otherwise fair to the corporation.

                        DESCRIPTION OF EBIZ'S SECURITIES

         Ebiz is a Nevada corporation and is authorized to issue 70,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value. As of September 30, 1999, 7,366,197 shares of common stock were outstanding, 50,000 shares of common stock were pending issuance and 60,000 shares of preferred stock had been designated as Series A Preferred, of which 10,895 shares were issued and outstanding and convertible into 181,583 shares of common stock. The rights, preferences, privileges and limitations of the undesignated preferred stock may be determined by the Board of Directors, and may be issued in more than one series. As of September 30, 1999, Ebiz had a total of 427,000 options granted under the Plan outstanding, of which 145,500 were vested, each option and warrant entitling the holder thereof to acquire one share of Ebiz's common stock. As of September 30, 1999, Ebiz had outstanding warrants to purchase 461,711 shares of its common stock which were exercisable at prices ranging from $2.10 to $8.6219 per share, and a debenture which is convertible into a minimum of 947,260 shares.

COMMON STOCK

         The holders of the common stock are entitled to one vote per share on all matters submitted to a vote of shareholders of Ebiz. In addition, holders are entitled to ratably receive dividends, if any, as declared from time to time by the Board of Directors out of funds legally available for payment of dividends. No dividends are payable on the common stock until all accrued but unpaid dividends on the outstanding Series A Preferred shares have been paid. In the event of the dissolution, liquidation or winding up of Ebiz, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of Ebiz and the preference amount distributable to the holders of the Series A Preferred Shares. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares.

         Under the terms of Ebiz's bylaws, except for any matters which, pursuant to Nevada law, require a greater percentage vote for approval, the holders of a majority of the outstanding common stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of Ebiz's shareholders. Except as to any matters which, pursuant to Nevada law, require a greater percentage vote for approval, the affirmative vote of the holders of a majority of the common stock present in person or by proxy at any meeting (provided a quorum is present) is sufficient to authorize, affirm or ratify any act or action, including the election of the Board of Directors.

         The holders of the common stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of common stock can elect all of the directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of common stock would not be able to elect any directors. The Board of Directors is empowered to fill any vacancies on the Board created by the resignation, death or removal of directors.

         In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Nevada law and Ebiz's bylaws provide that shareholders may take action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of Ebiz entitled to vote on the action. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the shareholders will be given to those shareholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by shareholders and to reduce the corporate expense associated with special meetings of shareholders.

PREFERRED STOCK

         Under Ebiz's Articles of Incorporation, additional shares of preferred stock may, without any action by the shareholders of Ebiz, be issued by the Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board may determine. Accordingly, the Board of Directors has the power, without shareholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock (subject to the preferences of the Series A Preferred shares discussed below) issued in the future, which could adversely affect the voting power or other rights of the holders of common stock.

         The Board's authority to issue preferred stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a person or group to gain control of Ebiz. Ebiz has no present plans to issue any shares of preferred stock other than the Series A Preferred.

SERIES A 10% CONVERTIBLE PREFERRED STOCK

         The holders of the Series A Preferred have preference in payment of dividends and in liquidation distributions (to the extent of $100 per share) over Ebiz's common stock.

         Each share of Series A Preferred is convertible into shares of Ebiz's common stock at a conversion ratio of one share of Series A Preferred to 16 2/3 shares of common stock. The conversion ratio of the Series A Preferred is to be adjusted to prevent dilution in the event of any stock splits, stock dividends (except dividends payable on the Series A Preferred) or other adjustments to Ebiz's capital structure. Ebiz may redeem the shares of Series A Preferred at $100 each, plus accrued and unpaid dividends, if the closing bid of Ebiz's common stock is in excess of $9.00 for 20 out of 30 consecutive trading days. In the event the closing bid of the common stock is at a price equal to or in excess of $13.50 for 20 out of 30 consecutive trading days, the shares of Series A Preferred shall automatically convert into common stock of Ebiz.

         Each share of Series A Preferred has a $10 (10%) annual, cumulative dividend accruing each January 1, April 1, July 1 and October 1, commencing on April 1, 1999. Ebiz may, in its discretion, pay dividends in whole or in part in common stock. If dividends are paid in Ebiz's common stock, the value is be based on the five-day average closing bid price ending on the trading day immediately preceding the accrual date.

         In the event of any "Liquidation Event," the holders of the Series A Preferred will be entitled to receive $100 per share, plus any cumulative but unpaid dividends accrued thereon before the holders of common stock receive any distributions. Ebiz may not establish a series of preferred superior to the Series A Preferred. A "Liquidation Event" means any liquidation, dissolution or winding-up of Ebiz and, unless approved by the holders of the Series A Preferred as a class, any consolidation or merger of Ebiz where the holders of Ebiz's common stock (on a fully diluted basis) own less than a majority of the outstanding voting stock of the entity resulting from the merger or consolidation.

         Holders of shares of Series A Preferred will generally vote with the holders of common stock as a class on all matters except for matters where vote as a class is specified. The holders of the Series A Preferred are entitled to 16 2/3 votes per share when voting on matters as a class with the holders of the common stock into which such shares are convertible.

         Ebiz is prohibited, unless approval of the holders of a majority of the Series A Preferred shares are obtained, from (a) entering into any sale, lease or assignment of substantially all of Ebiz's assets, any consolidation or merger, any reclassification or recapitalization of its capital stock or any dissolution, liquidation or winding-up unless the holders receive value equal to 200% of the liquidation preference plus accrued dividends; (b) effectuating any purchase or redemption of common stock other than purchases upon termination of employment or affiliation with Ebiz; (c) issuing any shares superior to or on parity with the Series A Preferred as to liquidation and dividend preferences;
(d) declaring or paying dividends or making any other distribution (other than a dividend payable on shares of common stock) to holders of the common stock; or
(e) changing the authorized capital stock of Ebiz.

DEBENTURE AND WARRANT

         Ebiz has outstanding a $7,100,000 9% Subordinated Convertible Debenture ("Debenture") and a Warrant to Purchase Common Stock ("Warrant").

         The Debenture is due February 24, 2002. The Debenture is convertible into a minimum of 947,260 shares of Ebiz's Common Stock . The holder may convert up to $394,444 face amount of the Debenture upon issuance and up to $394,444 on each monthly anniversary date thereafter (each, a "Due Date"). Any amount not converted accumulates and may be converted thereafter. However, the holder is prohibited from converting any amount of the Debenture which would cause the holder's total ownership of common stock to equal five percent or more of the total shares outstanding. The per share conversion price is equal to the lesser of (a) $7.4953 or (b) the average of the three lowest closing bid prices of Ebiz's Common Stock for the 15 consecutive trading days ending on the trading day immediately preceding submission of a notice to convert by the holder. In the event the closing bid price of Ebiz's Common Stock is less than $7.4953 per share at any time during the five trading days preceding a Due Date, Ebiz has the right to redeem for cash the monthly conversion amount of the Debenture (in lieu of allowing the holder to convert such amount) at premiums ranging from 105% to 108%. The Debenture is secured by a letter of credit issued by Bank One Arizona, NA in the initial amount of $5,000,000. The required amount of the letter of credit decreases by $.7042 for every $1 of principal reduction of the Debenture whether the reduction occurs by conversion or redemption.

         The Warrant is exercisable for the purchase of 245,000 shares of Ebiz's Common Stock, 60,000 at $7.4723 per share, 60,000 at $8.6219 per share and 125,000 at $6.3227 per share. The Warrant is exercisable at any time prior to August 22, 2004.

         Ebiz is obligated to register for resale all common stock issuable upon conversion of the Debenture and exercise of the Warrant. Certain penalty provisions apply if a registration statement covering the shares is not filed by October 24, 1999 or is not declared effective by the SEC by February 6, 2000.

OPTIONS AND OTHER WARRANTS

         As of September 30, 1999, 216,711 warrants in addition to the Warrant described above were outstanding, which consist of 110,981 Series F Warrants expiring December 1, 1999 with a $3.00 per share exercise price, and 10,000 warrants expiring on December 21, 2003 with a $3.00 per share exercise price, 86,644 warrants expiring December 10, 2000 with exercise prices ranging from $2.10 to $3.00 per share, and 9,086 warrants expiring February 28, 2002 exercisable at $7.20 per share. As of September 30, 1999, Ebiz had outstanding 427,000 options granted to employees and consultants with exercise prices ranging from $1.00 to $6.00 per share, of which 145,500 had vested. Each outstanding warrant and option is exercisable for one share of Ebiz's common stock.

TRANSFER AGENT

         The transfer agent for Ebiz's common stock is American Securities Transfer & Trust, Inc., 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Ebiz will have 8,805,040 shares of common stock outstanding assuming
(a) conversion of the Debenture into 947,260 shares, (b) exercise in full of the Warrants and other warrant exercisable for shares registered in the offering, and (c) conversion of all outstanding Series A Preferred. All the shares being registered under the registration statement, of which this prospectus is a part, will be freely transferable by persons except "affiliates" of Ebiz, as that term is defined under the Securities Act, without restriction or further registration.

         Ebiz is under no additional obligation to register any of its common stock for resale. Ebiz currently has outstanding 5,742,041 shares of "restricted securities" of which 2,079,617 are currently or by July 4, 2000 will be eligible for resale under Rule 144(k). The remaining 3,662,424 shares of restricted securities are held by Mr. Rassas, the Chief Executive Officer, and Mr. Herman, the President of Ebiz. These shares are eligible for resale under Rule 144, subject to applicable volume limitations.

         Ebiz is unable to estimate the number of shares that may be sold in the future by its existing securityholders or the effect, if any, that sales of shares by such holders will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock by existing shareholders could adversely affect prevailing market prices. See "RISK FACTORS - Future sales of our common stock could cause our stock to decline in price." for additional discussion concerning this risk.

                              PLAN OF DISTRIBUTION

         Security holders whose shares of common stock are being registered under the registration statement of which this prospectus is a part may sell or distribute their common stock in transactions through such underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including distributions to shareholders or partners or other persons affiliated with the shareholders.

         The distribution of the common stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions)
(i) in the over-the-counter market, (ii) in transactions otherwise than in the over-the-counter market or (iii) through the granting of options on the common stock (whether such options are listed on an options exchange or otherwise). Any of these transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. If the security holders effect any of these transactions by selling common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the shareholders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved). The shareholders and any brokers, dealers or agents that participate in the distribution of the common stock might be deemed to be underwriters, and any profit on the sale of the common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933 ("Security Act"). A security holder may pledge its common stock from time to time in connection with such security holder's financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the underlying common stock, such pledgees may be deemed underwriters with respect to such common stock and sales by them may be effected under this prospectus.

         Under the Securities Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the common stock may not simultaneously engage in market making activities with respect to the common stock for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the common stock by the security holders

         Under the securities laws of certain states, the common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualifies for sale in such state or an exemption from registration or qualification is available and is complied with.

                                     EXPERTS

         The financial statements of Ebiz as of June 30, 1998 and 1999 and for each of the two years in the period ended June 30, 1999 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of such firm as experts in accounting and auditing in rendering the reports.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the common stock offered will be passed upon by Ebiz's legal counsel, Lewis and Roca LLP, Phoenix, Arizona.

                             ADDITIONAL INFORMATION

          Ebiz has filed with the Commission a registration statement on Form SB-2 under the Securities Act, with respect to the common stock offered under this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information, please refer to the registration statement, including the exhibits filed or incorporated as part thereof. The registration statement and exhibits are available for inspection without charge at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. All statements contained in this prospectus are qualified in their entirety by such reference.

                             REPORTS TO SHAREHOLDERS

          Ebiz will furnish holders of shares of common stock annual reports containing audited financial statements and any such other periodic reports as may be appropriate or as may be required by law. Ebiz has filed a Form 10-SB with the Commission and anticipates that it will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, upon the commencement of this offering. In accordance with the Exchange Act, Ebiz will file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information may be read and copied at public reference facilities of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549; and at the regional offices maintained by the Commission at 500 West Madison Street , Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, 13th Floor, New York, New York 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of these materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Additionally, the Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report                                          F-2


Balance Sheets at June 30, 1999 and 1998                              F-3


Statements of Operations for the Years Ended                          F-4
         June 30, 1999 and 1998

Statements of Stockholders' Equity for the Years                      F-5
         Ended June 30, 1999 and 1998


Statements of Cash Flows for the Years Ended                          F-6
         June 30, 1999 and 1998


Notes to the June 30, 1999 and 1998                                   F-7
         Financial Statements

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To EBIZ Enterprises, Inc.:


We have audited the accompanying balance sheets of EBIZ Enterprises, Inc., a Nevada corporation, (the Company) as of June 30, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBIZ Enterprises, Inc. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred net losses and had negative cash flow from operations in 1999 and 1998 and has not obtained sufficient funds to achieve management's plans or support its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from this uncertainty.


/s/  ARTHUR ANDERSEN LLP

Phoenix, Arizona,
September 10, 1999

                             EBIZ ENTERPRISES, INC.

                                 BALANCE SHEETS

                             JUNE 30, 1999 AND 1998

                                                                                      1999              1998
                                                                                  -------------    -------------
                                     ASSETS
CURRENT ASSETS:
   Cash                                                                           $      76,366    $     468,651
   Accounts receivable, net of allowance for doubtful accounts
     of $40,000 and $9,548 in 1999 and 1998, respectively                             1,669,816          272,829
   Inventory, net of allowance of $10,000 and $0 in 1999 and
     1998, respectively                                                               1,568,148          324,531
   Prepaid expenses and other current assets                                            128,184           95,265
   Due from officers                                                                       --              3,432
                                                                                  -------------    -------------

                  Total current assets                                                3,442,514        1,164,708

FURNITURE AND EQUIPMENT, net                                                            474,778           53,437
                                                                                  -------------    -------------

                                                                                  $   3,917,292    $   1,218,145
                                                                                  =============    =============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                                               $   1,423,178    $     525,124
   Accrued expenses                                                                     468,549             --
   Line of credit                                                                       350,000             --
   Notes payable                                                                        610,000             --
                                                                                  -------------    -------------

                  Total current liabilities                                           2,851,727          525,124
                                                                                  -------------    -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Convertible preferred stock; $.001 par value; 5,000,000 shares authorized;
     10,895 and 0 shares issued and outstanding at June 30, 1999 and 1998,
     respectively; liquidation value $100 per share                                     868,599             --
   Common stock; $.001 par value; 70,000,000 shares authorized;
     7,261,715 and 6,256,450 shares issued and outstanding at
     June 30, 1999 and 1998, respectively                                                 7,262            6,256
   Additional paid-in capital                                                         2,315,832          858,712
   Accumulated deficit                                                               (2,126,128)        (171,947)
                                                                                  -------------    -------------

                  Total stockholders' equity                                          1,065,565          693,021
                                                                                  -------------    -------------

                                                                                  $   3,917,292    $   1,218,145
                                                                                  =============    =============

       The accompanying notes are an integral part of these balance sheets.

                             EBIZ ENTERPRISES, INC.


                            STATEMENTS OF OPERATIONS

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998



                                                                                      1999               1998
                                                                                 --------------    -------------

NET REVENUE                                                                      $   15,290,202    $   6,824,967

COST OF SALES                                                                        14,358,772        6,157,794
                                                                                 --------------    -------------

                  Gross profit                                                          931,430          667,173

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE                                           2,512,415          681,570

ACQUISITION ADVISORY FEES                                                                  --            372,805

DEPRECIATION AND AMORTIZATION                                                            68,483            6,093
                                                                                 --------------    -------------

LOSS FROM OPERATIONS                                                                 (1,649,468)        (393,295)

OTHER INCOME (EXPENSE):
   Interest expense                                                                    (119,291)         (32,702)
   Interest income                                                                        2,538            1,263
   Other                                                                               (110,903)           2,277
                                                                                 --------------    -------------

NET LOSS                                                                             (1,877,124)        (422,457)

DIVIDENDS ON PREFERRED STOCK                                                             77,057             --
                                                                                 --------------    -------------

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS                                     $   (1,954,181)   $    (422,457)
                                                                                 ==============    =============

NET LOSS PER COMMON SHARE, BASIC AND DILUTED                                     $        (0.29)   $        (.08)
                                                                                 ==============    =============

WEIGHTED AVERAGE COMMON SHARES,
   BASIC AND DILUTED                                                                  6,821,083        5,619,911
                                                                                 ==============    =============


   The accompanying notes are an integral part of these financial statements.

                             EBIZ ENTERPRISES, INC.



                       STATEMENTS OF STOCKHOLDERS' EQUITY

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998




                                                  Preferred Stock      Common Stock    Additional                   Total
                                                  ----------------  -----------------    Paid-in   Accumulated   Stockholders'
                                                  Shares   Amount    Shares    Amount    Capital     Deficit       Equity
                                                  ------  --------  ---------  ------  ----------  -----------   ------------
BALANCE, June 30,1997                               --    $   --    5,562,044  $5,562  $     --    $   250,510   $   256,072
   Common stock issued for services rendered
     in connection with reverse acquisition         --        --      187,500     187     352,313         --         352,500
   Common stock issued for warrants exercised       --        --      506,906     507     506,399         --         506,906
   Net loss                                         --        --         --      --          --       (422,457)     (422,457)
                                                  ------  --------  ---------  ------  ----------  -----------   -----------

BALANCE, June 30, 1998                              --        --    6,256,450   6,256     858,712     (171,947)      693,021
   Sale of common stock, net of offering costs
     of $80,000                                     --        --      455,781     457     900,845         --         901,302
   Sale of preferred stock, net of offering
     costs of $220,901                            10,895   868,599       --      --          --           --         868,599
   Common stock issued for services and products
     received                                       --        --      158,528     158     218,593         --         218,751
   Common stock issued for warrants exercised       --        --      390,956     391     293,057         --         293,448
   Deemed dividend on preferred stock for
     beneficial conversion feature                  --        --         --      --        44,625      (44,625)         --
   Accrued dividends on preferred stock             --        --         --      --          --        (32,432)      (32,432)
   Net loss                                         --        --         --      --          --     (1,877,124)   (1,877,124)
                                                  ------  --------  ---------  ------  ----------  -----------   -----------

BALANCE, June 30, 1999                            10,895  $868,599  7,261,715  $7,262  $2,315,832  $(2,126,128)  $ 1,065,565
                                                  ======  ========  =========  ======  ==========  ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                             EBIZ ENTERPRISES, INC.


                            STATEMENTS OF CASH FLOWS

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                                                       1999         1998
                                                                   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                        $(1,877,124)  $  (422,457)
   Adjustments to reconcile net loss to net cash
     used in operating activities-
       Depreciation and amortization                                    68,483         6,093
       Common stock issued for services                                 80,599       352,500
       Changes in assets and liabilities:
         Accounts receivable                                        (1,396,987)       52,113
         Due from officers                                               3,432        (3,432)
         Inventory                                                  (1,122,551)     (324,531)
         Prepaid expenses and other current assets                     (32,919)      (90,440)
         Accounts payable                                              898,054       420,893
         Accrued expenses                                              436,117          --
                                                                   -----------   -----------

                  Net cash used in operating activities             (2,942,896)       (9,261)
                                                                   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of furniture and equipment                                (472,738)      (57,721)
                                                                   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Borrowings under line of credit                                     350,000          --
   Borrowings under notes payable                                      610,000          --
   Issuance of common stock, net                                     1,194,750       506,906
   Issuance of preferred stock, net                                    868,599          --
                                                                   -----------   -----------

                  Net cash provided by financing activities          3,023,349       506,906
                                                                   -----------   -----------

NET (DECREASE) INCREASE IN CASH                                       (392,285)      439,924

CASH, beginning of year                                                468,651        28,727
                                                                   -----------   -----------

CASH, end of year                                                  $    76,366   $   468,651
                                                                   ===========   ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION:
     Cash paid during the year for interest                        $   108,765   $    32,702

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
   ACTIVITIES:
     Issuance of common stock for services rendered in connection
       with reverse acquisition                                    $      --     $   352,500
     Dividends accrued on preferred stock                               32,432          --
     Deemed dividend on preferred stock for beneficial
       conversion feature                                               44,625          --
     Issuance of common stock for inventory, furniture and
       equipment, and services rendered                                218,751          --

   The accompanying notes are an integral part of these financial statements.

                             EBIZ ENTERPRISES, INC.


                          NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998


(1)  ORGANIZATION AND OPERATIONS:


         NATURE OF THE BUSINESS

Ebiz Enterprises, Inc. (the Company) is a developer and distributor of computer systems, components and accessories for personal and business computing. The systems include the Company's Element-L Systems, which are based on the Linux operating system and M2 Systems which utilize the Windows operating system. These products are sold directly to end users via the Company's own internet sites www.EBIZmart.com and www.TheLinuxStore.com and to corporate customers by the Company's own sales force. The Company also sells its systems through retailers, resellers and major e-commerce web sites such as egghead.com and onsale.com.

TheLinuxStore.com was opened in April 1999, and has become an e-commerce distributor of Linux-based systems and accessories. Its products include the Company's Element-L desk and laptop systems and products from other Linux manufacturers. TheLinuxStore.com has become a primary focus of the Company as the Linux operating system has emerged as the low-cost, high-performance alternative to conventional computing systems.

The Company was originally incorporated in Colorado in May 1984, as VDG Capital Corporation. Following a reorganization, the Company's name was changed to Vinculum Incorporated (Vinculum) in August 1994. In June 1998, the Company acquired the operating assets and liabilities of Genras, Inc. (an Arizona corporation) and reincorporated in Nevada as CPU Micromart, Inc. In May 1999, the Company changed its name to Ebiz Enterprises, Inc. The Company's stock is listed on the Over the Counter Bulletin Board under the symbol EBIZ.

         ACQUISITION OF ASSETS AND ASSUMPTION OF LIABILITIES

On June 1, 1998, Vinculum, a publicly-held shell company, acquired all of the operating assets and liabilities of the Company for 5,000,000 shares of Vinculum common stock. Immediately following the transaction, the stockholders of the Company held approximately 87% of the outstanding shares of common stock of Vinculum. For accounting purposes, the acquisition was treated as a recapitalization of the Company with the Company as the acquirer (the Reverse Acquisition). Accordingly, the historical financial statements prior to June 1, 1998, are those of the Company. The Reverse Acquisition is treated as an issuance of shares for net assets by Vinculum and not as a business combination. As a result, no pro forma information is presented for the Reverse Acquisition.

In connection with the Reverse Acquisition, the Company issued 187,500 shares of its common stock, valued at $352,000, for acquisition advisory services. In addition, the Company paid $20,305 in legal fees associated with the transaction. The aggregate of $372,805 has been expensed and is included as acquisition advisory fees in the accompanying statements of operations.

         MANAGEMENT PLANS

The Company has directed its primary strategic thrust towards the Linux operating system segment of the market. Management believes that Linux is a fast growing operating system and that the demand for Linux-based products and services represent a rapidly growing business opportunity for the Company. The Company began its entry into the Linux market with the opening of TheLinuxStore.com and the introduction of its Element-L Systems in 1999. The Company also plans to continue the sales of its M(2) systems, and components and accessories to strengthen and broaden its distribution capabilities.

During fiscal year 2000, the Company plans to position TheLinuxStore.com as a vertical service portal. As such, it will offer daily Linux news, software downloads, a knowledge base of Linux information and links to other Linux oriented Internet sites in addition to sales of a large selection of Linux compatible technical products and related merchandise, including its own systems and servers.

In the summer of 1999, the Company announced the development of its third product line, the PIA (or Personal Internet Appliance) which targets cost-conscious consumers or institutions seeking a full service Internet access device. The Company plans to introduce the PIA during the fall of 1999. The PIA is a stylized desktop computer that utilizes the Linux operating system and is designed to enable users to surf the Web easily, exchange e-mail and perform basic functions such as word processing and spreadsheets.

To continue the development of its products and the execution of its strategies, in August 1999, the Company completed a private placement of a $7.1 million convertible debt facility (the Debenture). In connection with the Debenture, the Company issued warrants to acquire 245,000 shares of common stock at an exercise price as defined by a securities purchase agreement. The Company received an initial infusion of $2.1 million from the Debenture which was utilized to repay the Company's outstanding debt at June 30, 1999, and to provide working capital. The remaining $5 million was deposited as a letter of credit with a bank to serve as collateral for the Debenture. The Debenture is convertible, at the holder's option, into shares of the Company's common stock over an 18 month period at approximately $394,000 per month. The Company's ability to reduce the cash collateral required for the letter of credit and to have these amounts available for working capital is contingent upon the holder converting the Debenture or the Company's ability to pay down the Debenture with cash from other sources. If the holder converts the Debenture, at its sole discretion, the Company can draw approximately $275,000 per month on the letter of credit to fund operations. Although management believes this funding will be sufficient to fund operations through 2000, the Company will need to raise additional capital to fund its operations and continue the execution of its strategy. However, there can be no assurances that the Company will be successful in obtaining additional capital.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed, the Company incurred losses and had negative cash flow from operations in 1999 and 1998 and has not obtained sufficient capital needed to achieve management's plans and support its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

         INDUSTRY ENVIRONMENT

Successful future operations are subject to certain risks and uncertainties including, among others, actual and potential competition by entities with larger customer bases, greater financial resources, longer operating histories, greater name recognition and more established relationships in the industry than the Company. The Company's future success will greatly depend upon its ability to timely and effectively address the rapid changes in the computer product industry and customers' acceptance of the Linux system in general and the Company's PC systems in particular. As a result, certain of these competitors may be able to develop and expand their network infrastructures more quickly, and take advantage of acquisitions more readily than can the Company. The Company's future operating results will depend substantially on the ability of its officers and key employees to manage changing business conditions. Further risks and uncertainties relate to technological advancements, the regulatory environment and the ability of the Company to generate sufficient revenue and obtain additional financing to fund current operating losses.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

            CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, all highly liquid investments with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

                INVENTORY

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value. Reserves are established against Company-owned inventory for excess, slow-moving, and obsolete items and for items where the net realizable value is less than cost.

                Inventory consists of the following:

                                                  June 30,
                                          -------------------------
                                             1999           1998
                                          ----------     ----------
Components                                $1,155,981     $  183,418
Work-in-process                               44,947           --
Finished goods                               367,220        141,113
                                          ----------     ----------

                                          $1,568,148     $  324,531
                                          ==========     ==========

        FURNITURE AND EQUIPMENT

Furniture and equipment consists primarily of computer equipment and office furniture. Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets.

Furniture and equipment at June 30 consists of the following:

                                              Useful
                                               Life        1999        1998
                                             --------    --------    -------
Furniture, fixtures and office equipment      3 years    $295,566    $29,702
Software                                      3 years     200,495     29,427
Leasehold improvements                        2 years      53,293        401
                                                         --------    -------
                                                          549,354     59,530
  Less - accumulated depreciation                         (74,576)    (6,093)
                                                         --------    -------

                                                         $474,778    $53,437
                                                         ========    =======

         IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Under SFAS No. 121, long-lived assets and certain identifiable intangible assets to be held and used in operations are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows is less than the carrying amount of the long-lived assets being evaluated. In management's opinion, no such amounts or changes in circumstances have occurred.

         ACCOUNTS PAYABLE

Included in accounts payable is approximately $215,000 of bank overdraft at June 30, 1999.

         ACCRUED EXPENSES

Accrued expenses consist primarily of amounts accrued for employee compensation, customer deposits, professional fees, interest and advertising.

         REVENUE RECOGNITION

The Company recognizes revenue from the sale of computer hardware and software products upon shipment from the vendor to the end user, or when shipped from the Company, whichever is appropriate. Computer hardware and software sales are final and are subject to repair and replacement only. System component and replacement costs are generally covered under the third-party manufacturer's warranty. The Company had an allowance for warranty repair costs of approximately $8,000 and $0 at June 30, 1999 and 1998, respectively, related to the sales of its M2 system computers.

         ADVERTISING COSTS

Advertising costs are expensed as incurred and are included in sales and marketing expenses in the accompanying statements of operations. Advertising expense was approximately $100,000 and $8,000 for the years ended June 30, 1999 and 1998, respectively.

         USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         LOSS PER SHARE

During 1998, the Company adopted SFAS No. 128, Earnings Per Share. Pursuant to SFAS No. 128, basic earnings per common share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. No outstanding options or warrants were assumed to be exercised for purposes of calculating diluted earnings per share for the years ended June 30, 1999 and 1998, as their effect was anti-dilutive. Below are the disclosures required pursuant to SFAS No. 128 for the years ended June 30, 1999 and 1998. All per share amounts have been adjusted to give effect to the one for ten reverse stock split effected in June 1998 (in thousands, except per share data):

                                                      For the Years Ended
                                                           June 30,
                                                  ----------------------------
                                                     1999              1998
                                                  -----------      -----------
Basic loss per share:
  Loss attributable to common stockholders        $    (1,954)     $      (422)
  Weighted average common shares                        6,821            5,620
                                                  -----------      -----------

         Loss per common share                    $    (0.29)      $      (.08)
                                                  ==========       ===========

                                                      For the Years Ended
                                                           June 30,
                                                  ----------------------------
                                                     1999              1998
                                                  -----------      -----------
Diluted loss per share:
  Loss attributable to common stockholders        $    (1,954)     $      (422)
  Weighted average common shares                        6,821            5,620
                                                  -----------      -----------

  Total common shares plus assumed conversions          6,821            5,620
                                                  -----------      -----------

Diluted per share amount                          $     (0.29)     $      (.08)
                                                  ===========      ===========

           INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 required a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

            CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of trade accounts receivable. The Company does not require collateral upon delivery of its products or services. The Company derives a significant portion of its total revenue from relatively few customers. The Company's business is moving towards a more diversified customer base. The percentage of total revenue of customers to whom sales exceed 10% of total revenue for the years ended June 30 were as follows:

                                      Accounts
                                     Receivable
                                     Outstanding
                                     at June 30,                  Sales
                             ------------------------    ----------------------
                                1999           1998         1999         1998
                             -----------    ---------    ---------    ---------
         Customer #1         $   441,000       $--          26%           32%
         Customer #2                --          --          19            39
         Customer #3             930,000        --          15           --

            FAIR VALUE OF FINANCIAL INSTRUMENTS

At June 30, 1999 and 1998, the carrying value of cash, accounts receivable, accounts payable and accrued expenses approximate fair values since they are short-term in nature or payable upon demand. Notes payable approximate fair value as they are short-term in nature or have stated interest rates based on current market rates. It is not practical to estimate fair value of the notes payable to related parties as the agreements are between related parties.

The Company estimates fair values of financial instruments by using available market information. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates may not be indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies could have a material effect on the estimate fair value amounts.

            RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENT

In March 1998, the American Institute of Certified Public Accountants released Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which establishes guidance on accounting for the costs of computer software developed or obtained for internal use. The Company adopted this statement in fiscal 1999 and there was no cumulative catch up upon adoption. The Company amortizes its software on a straight-line basis over its estimated useful life of three years.

During 1999, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which established revised standards for the reporting of financial and descriptive information about operating segments in financial statements. The Company has determined that it has one reportable operating segment. As a result, the Company has determined that it is appropriate to aggregate its operating segments into one reportable segment consistent with the guidance in SFAS No. 131. Accordingly, the Company has not presented separate financial information for its operating segments as the Company's financial statements present its one reportable segment.

            RECENTLY ISSUED ACCOUNTING STATEMENT

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company is required to adopt this statement for the year ending June 30, 2000. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company has not determined the effect, if any, that adoption will have on its financial position or results of operations.

(3)   RELATED PARTY TRANSACTIONS:

      AMOUNTS DUE FROM AFFILIATED COMPANY

During fiscal year 1998, members of senior management of the Company participated in the development and formation of an Internet catalog company with an unaffiliated corporation. During 1998, the Company advanced the Internet catalog company an estimated $57,500 in the form of overhead expenses and accrued compensation. This amount was recorded as a receivable from affiliate. At June 30, 1998, the Company could not determine the amount, if any, it will be reimbursed by the parties involved. As a result, the Company wrote off the receivable.

The Company contracted with a consulting company, controlled by an outside director of the Company, to supply financial consulting services related to accounting and financial systems. Under this agreement, as of June 30, 1999 and 1998, the Company had paid an aggregate of $22,700 and $-0-, respectively, and issued 31,325 and -0- common shares, respectively, of common stock for services rendered. This agreement ended February 1999.

      EXODUS GROUP, LLC

During 1999, certain of the Company's employees and officers purchased a total of 65% of the available membership units in The Exodus Group, LLC, a franchisee that purchases products from the Company. Sales to this customer were approximately $36,000 and $-0- for the years ended June 30, 1999 and 1998, respectively.

(4)   INCOME TAXES:

The Company has cumulative net operating losses as of June 30, 1999, in excess of $3,500,000. The Company's ability to utilize its net operating losses to offset future taxable income may be limited under the Internal Revenue Code
Section 382 change in ownership rules. The Company has established a valuation reserve as it has not determined that it is more likely than not that the deferred tax asset is realizable.

No provision for income taxes has been presented in the accompanying statements of operations for the years ended June 30, 1999 and 1998, as the Company was conducting business as a calendar year-end

Sub-Chapter S corporation during 1998 and all income has been reported by the stockholders on their individual tax returns.

The components of the provision for (benefit from) income taxes consist of the following:

                                                            June 30,
                                                 -----------------------------
                                                     1999             1998
                                                 ------------     ------------
       Current income taxes:
         Federal                                 $     --         $     --
         State and Provincial                          --               --
                                                 ------------     ------------

                                                       --               --
                                                 ------------     ------------

       Deferred income taxes:
         Federal                                       --               --
         State and Provincial                          --               --
                                                 ------------     ------------

       Total provision for (benefit from)
          income taxes                           $     --         $     --
                                                 ============     ============

Differences between the financial statement and tax bases of the Company's assets and liabilities are not material.

A reconciliation of the federal statutory rate to the Company's effective tax rate for the years ended June 30 are as follows:

                                                      1999           1998
                                                    --------       --------
        Statutory federal rate                           (34)%          (34)%
        State taxes, net of federal benefit               (6)            (6)
        Change in valuation allowance                     40             40
                                                    --------       --------

                 Total                                  --   %          --  %
                                                    ========       ========

(5)   BANK LINE OF CREDIT:

In September 1998, the Company obtained a line of credit from a bank for borrowings in an amount up to $250,000. Interest accrues at prime (8.75% at June 30, 1999) plus 1% and is payable monthly. Principal is due at maturity. In May 1999, the bank increased the line of credit from $250,000 to $350,000 with the additional $100,000 maturing in May 2000. The line of credit is guaranteed by the Company's two largest stockholders and is secured by the Company's accounts receivable and inventory. Availability under this line of credit at June 30, 1999, was $0. The weighted average interest rate on amounts outstanding was 8.75% during the year ended June 30, 1999. $250,000 of the line of credit expires September 1999. The Company had borrowings under the line of credit of $350,000 as of June 30, 1999. During August 1999, the Company used proceeds from the $7.1 million Debenture (see Note 1) to repay the outstanding balance on the line of credit.

(6)   NOTES PAYABLE:

Notes payable at June 30 consist of the following:

                                                                                      1999              1998
                                                                                  -------------    -------------
     Note payable to a stockholder, interest at 10%, due on
     demand, unsecured.                                                           $      30,000    $     --

     Note payable to a stockholder, interest at 10%, due on
     demand, unsecured.                                                                  30,000          --

     Note payable to related party, interest at 10%, principal and interest, due
     April 19, 2000, secured by the Company's assets, convertible into
     shares of common stock at a rate of $6.00 of note principal convert.               500,000          --

     Note payable to an individual, interest at 10%, principal and interest due
     September 25, 1999, secured by the Company's assets.                                50,000          --
                                                                                  -------------    -------------

                                                                                  $     610,000    $     --
                                                                                  =============    =============



In connection with the $500,000 note above, the Company issued warrants to purchase 250,000 common shares at an exercise price substantially in excess of the then fair market value. The fair value of each warrant as estimated using the Black Scholes option pricing model was not significant primarily because the exercise price was in excess of the then fair value of the common stock. These warrants are exercisable at any time during the term of the warrants and expire two years from the note repayment date.

As of August 1999, all the notes payable above were repaid in full using proceeds obtained from the $7.1 million private placement (see Note 1).

(7)   STOCKHOLDERS' EQUITY:

     REVERSE STOCK SPLIT

Share amounts in the accompanying financial statements and notes to the financial statements give retroactive effect to a one-for-ten reverse stock split effective June 1998.

     CAPITALIZATION

The Company amended its Articles of Incorporation in 1999 to authorize the issuance of up to 70,000,000 shares of Class A common stock. In addition, the Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock. The Board of Directors of the Company, at its sole discretion, may establish par value, divide the shares of preferred stock into series, and fix and determine the dividend rate, designations, preferences, privileges, ratify powers, if any, and determine the restrictions and qualifications of the shares of each series of preferred stock as established.

     PREFERRED STOCK

The Board of Directors has designated 100,000 shares of Series A Convertible Preferred Stock, (Preferred Stock) and during 1999, the Company issued 10,895 shares of Preferred Stock, at $100 per share. Net proceeds from the issuance of Preferred Stock was approximately $869,000. These shares have a liquidation preference of $100 per share, and are entitled to a $10 per share cumulative annual dividend, accrued quarterly commencing April 1, 1999, and payable at the discretion of the Company. The Company, at its discretion, may redeem the Preferred Stock whenever the price of its common stock is equal to or greater than $9.00 per share 20 out of 30 consecutive trading days. Each share of Preferred Stock may be converted, at the option of the holder, into common stock at a conversion rate of one share for every $6.00 of principal converted. In addition, the Preferred Stock automatically converts it to common stock whenever the price of the Company's common stock is equal to or greater than $13.50 per share 20 out of 30 consecutive trading days.

      WARRANTS TO PURCHASE COMMON STOCK

As of June 30, 1998, the Company had three series of warrants outstanding totaling 665,553. Each warrant entitles the holder thereof to purchase one share of common stock. The 665,553 warrants outstanding at June 30, 1998 comprised of 29,667, 317,943, and 317,943 series C, E and F warrants, respectively. Series C, E and F had exercise prices of $15.00, $2.00, and $3.00, respectively, and expired at June 15, 1999, December 1, 1998, and June 1, 1999, respectively. All three series of warrants are callable by the Company under certain conditions. In December 1998, Series E and F holders exercised 183,994 and 206,962, respectively, of the outstanding warrants to purchase common stock for a total of $293,448. In June 1999, the Company extended the expiration date of the Series F warrants to December 1, 1999. As of June 30, 1999, 110,981 Series F warrants are outstanding.

At June 30, 1999, the Company had outstanding warrants, issued in connection with financing transactions, to purchase 86,644 shares of common stock through December 2000, at prices ranging from $2.10 to $3.00 per share.

      SALE OF COMMON STOCK

In December 1998, the Company sold 455,781 shares of common stock in a private placement. Net proceeds from the issuance of common stock was approximately $901,000.

      STOCK OPTION PLAN

In November 1998, the Company adopted the CPU MicroMart 1998 Equity Incentive Plan (the Plan). The Plan will terminate 10 years after the effective date. The Plan authorizes awards of incentive stock options to employees and non-qualified stock options to officers, directors, employees, and consultants of the Company. A total of 1,000,000 shares of common stock was reserved for issuance under the Plan.

The Plan is administered by a committee appointed by the Board who have the exclusive authority to administer and interpret the Plan. The committee has the power to, among other things, designate participants, determine types of awards to be granted and the price, timing, terms and duration of awards.

The following summarizes the activity under the Company's stock option plan:

                                                         Year Ended June 30,
                                                      -------------------------
                                                                 1999
                                                      -------------------------
                                                                    Weighted
                                                                    Average
                                                       Number     Option Price
                                                      of Shares     Per Share
                                                      ---------   ------------
Options outstanding, beginning of year                     --     $       --
     Granted                                            663,000           1.96
     Canceled/expired                                      --             --
     Exercised                                             --             --
                                                      ---------   ------------

Options outstanding, end of year                        663,000   $       1.96
                                                      =========   ============

Options exercisable, end of year                        140,000   $       1.28

Options available for grant                             337,000

Weighted average fair value of options granted                    $       1.29

Options outstanding and exercisable by price range as of June 30, 1999:

                             Options Outstanding           Options Exercisable
               --------------------------------------    ---------------------
                              Weighted
                               Average       Weighted                 Weighted
    Range of                  Remaining       Average                  Average
    Exercise     Options     Contractual     Exercise      Options    Exercise
     Prices    Outstanding      Life           Price     Exercisable    Price
    -------    -----------   -----------     --------    -----------  --------

$1.00            522,000        9.13          $1.00         130,000    $1.00
$4.88             30,000        9.59           4.88          10,000     4.88
$5.50-$6.00      111,000        9.92           5.70            --       --

         STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

During 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost related to stock options issued to employees under these plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees. Entities electing to continue accounting for stock-based compensation under in APB No. 25 must make pro forma disclosures of net income (loss) and earnings (loss) per share, as if the fair value based method of accounting defined in SFAS No. 123 has been applied.

The Company has elected to account for its stock-based compensation plans under APB No. 25; therefore, no compensation cost is recognized in the accompanying financial statements for stock-based employee awards. However, the Company has computed for pro forma disclosure purposes the value of all options and Purchase Plan shares granted during fiscal 1999, using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                             1999
                                                            Options
                                                          -----------
         Risk free interest rate                               5.26%
         Expected dividend yield                               --
         Expected lives                                    3-5 years
         Expected volatility                                     80%

The total value and compensation expense which would have been recorded of options granted was computed to be the following approximate amounts, which would be amortized on the straight-line basis over the vesting period:

                                                              Compensation
                                          Fair Value             Expense
                                          ----------          ------------
         Year ended June 30, 1999          $858,394             $143,564

If the Company had accounted for its stock-based compensation plans using a fair value based method of accounting, the Company's net loss and basic and diluted loss per common and common share equivalent would have been as follows (in thousands, except per share data):

                                                                Year Ended
                                                                 June 30,
                                                                   1999
                                                                ----------
         Net loss:
           As reported                                          $ (1,954)
           Pro forma                                              (2,098)

         Loss per common and common share equivalent:
              As reported - basic                                   (.29)
              As reported - diluted                                 (.29)
              Pro forma - basic                                     (.31)
              Pro forma - diluted                                   (.31)

The effects of applying SFAS No. 123 for providing pro forma disclosures for 1999 are not likely to be representative of the effects on reported net loss and loss per common and common share equivalent for future years, because options vest over several years and additional awards generally are made each year.

(8)   COMMITMENTS AND CONTINGENCIES:

      OPERATING LEASES

The Company entered into a two-year lease in June, 1999 for its office facility in Scottsdale, Arizona. The Company leases its offices and warehouse space under leases expiring in April and July 2001, with extension options, and are cancelable with six months notice. Rental expense related to these leases amounted to approximately $165,000 and $36,000 for the years ended June 30, 1999 and 1998, respectively.

Future minimum lease payments under these noncancelable leases are approximately as follows:

                   Year Ended
                     June 30,
                   ----------
                      2000                           $   291,000
                      2001                               275,000
                                                     -----------

                                                     $   566,000
                                                     ===========

      LITIGATION

In the normal course of its business, the Company is subject to certain contractual obligations and litigation. In management's opinion, upon consultation with legal counsel, there is no current litigation which will materially affect the Company's financial position or results of operations.

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby to or from anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.



                                TABLE OF CONTENTS


                                                                 Page
                                                                 ----
Summary......................................................      2
Risk Factors.................................................      6
Dividend Policy..............................................     13
Market for Common Stock......................................     13
Use of Proceeds..............................................     14
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..............     17
The Business.................................................     22
Management...................................................     34
Principal Stockholders.......................................
Description of Capital Stock.................................
Certain Transactions.........................................     39
Description of Ebiz Securities ..............................     41
Shares Eligible For Future Sale..............................     45
Plans of Distribution .......................................     45
Experts......................................................     46
Legal Matters................................................     46
Additional Information.......................................     46
Reports to Shareholders......................................     46
Index to Combined Financial Statements.......................     F-1


                             EBIZ ENTERPRISES, INC.

                                  COMMON STOCK



                                   Prospectus



                                OCTOBER __, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated costs and expenses of Ebiz in connection with this Offering.

                                                                                 Amount(1)
                                                                                 ---------
    SEC Registration Fee.....................................................    $ 3,795
    NASD Filing Fee(2)......................................................
    Legal Fees and Expenses(2)..............................................
    Accounting Fees and Expenses(2).........................................
    Printing Expenses(2)....................................................
    Blue Sky Fees and Expenses(2)...........................................
    Miscellaneous(2)........................................................
    Total....................................................................

     (1)  All fees and expenses except the SEC Registration fee are estimates.

     (2)  To be completed by amendment.

ITEM 25. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Ebiz's Articles Incorporation and bylaws require Ebiz to indemnify each of its officers and directors against liabilities and reasonable expenses incurred in any action or proceeding, including stockholders' derivative actions, by reason of such person being or having been an officer or director of Ebiz, or of any other corporation for which such person serves as such at the request of Ebiz, to the fullest extent permitted by Nevada law. Under Nevada law, Ebiz has adopted provisions in its Articles of Incorporation and bylaws that eliminate, to the fullest extent available under Nevada law, the personal liability of its directors and officers for monetary damages incurred as a result of the breach of their duty of care. These monetary damages incurred as a result of the breach of their duty of care. These provisions neither limit the availability of equitable remedies nor eliminate directors' and officers' liability for engaged in intentional misconduct or fraud, knowingly violating a law or unlawfully paying a distribution.

         Ebiz has been advised that it is the position of the Commission that insofar as the foregoing provision may be invoked to disclaim liability for damage arising under the Securities Act, such provision is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Section 78.751 of the Nevada General Corporation enables a corporation to eliminate or limit personal liability of members of its board of directors for violations of their fiduciary duties. However, Nevada law does not permit the elimination of a director's liability for engaging in any transaction form which the director derived an improper personal benefit or for unlawfully paying a distribution. The statute has no effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

         In June, 1998, our predecessor Vinculum, issued 5,000,000 shares of its common stock to the three shareholders' of Genras in exchange for all of the assets, subject to liabilities, of Genras. Fox & Company Investments, Inc., a NASD registered broker-dealer received an additional 187,500 shares of common stock for investment banking services related to the transaction. The shares were issued in reliance on the exemption from registration provided under
Section 4(2) of the Securities Act of 1933, as amended ("Securities Act").

         In June, 1998, a total of 14 persons exercised their outstanding Vinculum warrants to purchase a total of 506,706 shares of common stock at $1.00 per share. The shares were issued under the exemption from registration provided under Section 1145 of the Bankruptcy Code.

         In July, 1998, Vinculum issued a total of 317,943 E Warrants and 317,943 F Warrants to 26 persons for nominal consideration. The E Warrants were exercisable at $2.00 per share with expiration date of December 1, 1998 and the F Warrants were exercisable at $3.00 per share with expiration date of June 1, 1999. In December, 1998, Ebiz repriced the E Warrants to $0.75 per share and allowed the holders to exercise an amount of F Warrants equal to the E Warrants exercised, also at $0.75 per share. A total of 390,956 E Warrants and F Warrants wee exercised and 390,956 shares of common stock issued. The remaining outstanding E Warrants expired. In May, 1999, Ebiz extended the expiration date of the remaining F Warrants to December 1, 1999. The issuance of the E Warrants and F Warrants and the common stock issued upon exercise of the warrants were issued in reliance on the exemption from registration of such securities provided by Section 4(2) of the Securities Act.

         In December, 1998, Ebiz issued a total of 455,781 shares of common stock for approximately $2.16 per share. The issuance was made in reliance on Rule 504 of Regulation D as promulgated under the Securities Act. First Financial Equity Corporation, a NASD broker-dealer, and Fox & Company Investments, Inc. served as the placement agents in the offering and received placement agent fees of approximately $86,000 and warrants to purchase 86,644 shares of common stock at $2.10 to $3.00 per share.

         In March and April, 1999, Ebiz issued 10,895 shares of its Series A 10% Convertible Preferred Shares for total consideration of $1,089,500. First Financial Equity Corporation served as the placement agent and received a placement fee of $108,950 and warrants to purchase 9,086 shares of common stock at $7.20 per share. The Series A 10% Convertible Preferred Shares were sold only to "accredited investors" as defined in Regulation D in reliance on the exemption from registration provided under Rule 506 of Regulation D.

         In April, 1999, Ebiz issued a Secured Convertible Subordinated Note ("Note") and Warrant to Aztore Holdings, Inc. The face amount of the Note was $500,000 and was convertible into shares of Ebiz common stock. The Warrant entitled the holder to purchase 250,000 shares of Ebiz's common stock. Ebiz received a total of $500,000 for the Note and Warrant with no commissions or discounts. The Note was paid and the Warrant cancelled in August, 1999. The Note and Warrant were issued in reliance on the exemption from registration provided by Section 4(2) and Section 4(6) of the Securities Act.

         On August 25, 1999, the Company issued a $7,100,000 9% Subordinated Convertible Debenture ("Debenture") and a Warrant to Purchase Common Stock ("Warrant") to JEM Venture EBIZ, LLC, an affiliate of J. E. Matthew, LLC. The total consideration received was $7,100,000 with no commissions or discount. The issuance was made in reliance upon the exemption from registration of the securities provided under Rule 506 of Regulation D as promulgated under the Securities Act.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES


ITEM 1.  INDEX TO EXHIBITS

         2.1(1) Asset Exchange Agreement by and among Genras, Jeffrey I. Rassas, Vinculum and Aztore Holdings, dated as of March 18, 1998

         3.1(1)   Articles of Incorporation of Ebiz

         3.2(1)   Certificate of Amendment to Articles of Incorporation of Ebiz

         3.3(1) Second Certificate of Amendment to the Articles of Incorporation of Ebiz

         3.4(1) Certificate of Designation / Resolution of Designation - Series A 10% convertible Preferred Stock

         3.5(1)   Bylaws of Ebiz

         4.1(1)   Specimen common stock certificate

         5.1      Opinion of Lewis and Roca LLP

         10.1(1) Office Building Lease, dated April 16, 1999, between Ebiz and Van Wagner Properties

         10.2(1)  Ebiz 1998 Equity Incentive Plan, Effective December 23, 1998

         10.3(1) Securities Purchase Agreement dated as of August 25, 1999, by and between JEM Ventures Ebiz, LLC ("JEM") and Ebiz.

         10.4(1) Subordinated Convertible Debenture, dated August 25, 1999, in the amount of $7,100,000, made by Ebiz in favor of JEM

         10.5(1) Warrant to Purchase Common Stock, dated August 25, 1999, issued by Ebiz to JEM, for 245,000 shares

         10.6(1) Registration Rights Agreement, dated as of August 25, 1999, by and between Ebiz and JEM, LLC

         11.1(1)  Statement re: computation of per share earnings

         21.1(1)  Subsidiaries

         23.1     Consent from Arthur Andersen LLP

         23.2     Consent from Lewis and Roca LLP-included in Exhibit 5.1

         27.1     Financial Data Schedule



(1) Incorporated by reference from Ebiz's Form 10-SB as files with the Securities and Exchange Commission on October 19, 1999.

ITEM 28.  UNDERTAKINGS

     1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission ("SEC") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered) the small business issuer will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

     2. The undersigned small business issuer will: (i) for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form or prospectus filed by the small business issuer under Rule 424(b)(1), or (4) 497(h) under the Securities Act as part of this Registration Statement as of the time the SEC declared it effective and
(ii) for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

     3. The undersigned small business issuer will:

        (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                (i) Include any prospectus required by Section 10(a)(3) of the Act;

                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar volume of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) Include any additional or changed material information on the plan of distribution.

        (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

        (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, County of Maricopa, Arizona, on October 25, 1999.


                                         Ebiz Enterprises, Inc.


                                         By /s/ Jeffrey I. Rassas
                                            -----------------------------------
                                               Jeffrey I. Rassas
                                             Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Dated: October 25, 1999                      /s/ Jeffrey I. Rassas
                                             ----------------------------------
                                             Jeffrey L Rassas, Director



Dated: October 25, 1999                      /s/ Stephen C. Herman
                                             ----------------------------------
                                             Stephen C. Herman, Director

                                     III-4

                                 EXHIBIT INDEX


         2.1(1) Asset Exchange Agreement by and among Genras, Jeffrey I. Rassas, Vinculum and Aztore Holdings, dated as of March 18, 1998

         3.1(1)   Articles of Incorporation of Ebiz

         3.2(1)   Certificate of Amendment to Articles of Incorporation of Ebiz

         3.3(1) Second Certificate of Amendment to the Articles of Incorporation of Ebiz

         3.4(1) Certificate of Designation / Resolution of Designation - Series A 10% convertible Preferred Stock

         3.5(1)   Bylaws of Ebiz

         4.1(1)   Specimen common stock certificate

         5.1      Opinion of Lewis and Roca LLP

         10.1(1) Office Building Lease, dated April 16, 1999, between Ebiz and Van Wagner Properties

         10.2(1)  Ebiz 1998 Equity Incentive Plan, Effective December 23, 1998

         10.3(1) Securities Purchase Agreement dated as of August 25, 1999, by and between JEM Ventures Ebiz, LLC ("JEM") and Ebiz.

         10.4(1) Subordinated Convertible Debenture, dated August 25, 1999, in the amount of $7,100,000, made by Ebiz in favor of JEM

         10.5(1) Warrant to Purchase Common Stock, dated August 25, 1999, issued by Ebiz to JEM, for 245,000 shares

         10.6(1) Registration Rights Agreement, dated as of August 25, 1999, by and between Ebiz and JEM, LLC

         11.1(1)  Statement re: computation of per share earnings

         21.1(1)  Subsidiaries

         23.1     Consent from Arthur Andersen LLP

         23.2     Consent from Lewis and Roca LLP - included in Exhibit 5.1

         27.1     Financial Data Schedule



(1) Incorporated by reference from Ebiz's Form 10-SB as files with the Securities and Exchange Commission on October 19, 1999.